As filed with the Securities and Exchange Commission on November 30, 2000
                                                           Registration No. 333-
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                      ------------------------------------



                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------


                            SUNSHINE PCS CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          4812                  13-4141279
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification
                                                                     Number)

                             421 HUDSON STREET #524
                            NEW YORK, NEW YORK 10014
                                 (212) 675-1920
   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                KAREN E. JOHNSON
                                    PRESIDENT
                             421 HUDSON STREET #524
                            NEW YORK, NEW YORK 10014
                                 (212) 675-1920
            (Name, address, including zip code, and telephone number,
                   including area code, of agent of service)

                              --------------------

                                    Copy to:


                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200

                            -----------------------


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                            -----------------------

                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================
   TITLE OF EACH CLASS                                   PROPOSED MAXIMUM          PROPOSED MAXIMUM
      OF SECURITIES              AMOUNT TO BE           AGGREGATE OFFERING             AGGREGATE                 AMOUNT OF
    TO BE REGISTERED              REGISTERED              PRICE PER UNIT            OFFERING PRICE            REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
Class A common
stock, $0.0001 par
value(1).................         2,821,766                  .0001(2)                   $282.18                     $.08
==================================================================================================================================

(1) Shares of common stock of the registrant being distributed to stockholders of Lynch Interactive Corporation.
(2) The registrant had a negative book value at October 31, 2000, and accordingly under Rule 457(f)(2), the filing fee is based on one-third of the principal amount of the aggregate par value of the securities being registered.


         THE REGISTRANT MAY FILE AN AMENDMENT TO THIS REGISTRATION STATEMENT WHICH WOULD DELAY ITS EFFECTIVE DATE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE COMMISSION, ACTING PURSUANT
SECTION 8(A), DETERMINES ITS EFFECTIVE DATE.

                          LYNCH INTERACTIVE CORPORATION
                            401 THEODORE FREMD AVENUE
                               RYE, NEW YORK 10580
                                 (914) 921-8821


                                                             _____________, 2000


To Lynch Interactive Stockholders:


I am writing to advise you about a spin-off of the stock of Sunshine PCS Corporation, which you will receive shortly through a distribution on your Lynch Interactive common stock.

Lynch Interactive presently owns 49.9% of the outstanding Class A common stock of Sunshine PCS Corporation. Sunshine PCS Corporation was incorporated in July 2000 as the successor to Fortunet Communications, L.P, a partnership formed in 1997 by parties holding C-Block personal communications services licenses. Sunshine PCS Corporation presently holds three such C-Block licenses to serve approximately 900,000 people in the Florida cities of Tallahassee, Panama City and Ocala. The total cost of these licenses was approximately $15.8 million, after a 25% bidding credit provided by the Federal Communications Commission. A subsidiary of Lynch Interactive provided approximately $21 million of debt financing, which together with $59.0 million of accrued interest, including commitment fees, is to be converted into $16.1 million principal amount of subordinated notes at the time of the spin-off. In addition, in consideration of the agreement by Lynch Interactive to convert this indebtedness and the payment of $250,000, at the time of the spin-off, Lynch Interactive will acquire warrants to purchase 4,300,000 shares of Class A common stock of Sunshine PCS Corporation, which represents approximately 43% of the total common stock outstanding on a fully diluted basis, and preferred stock with a liquidation preference of $10 million.

For each share of Lynch Interactive common stock owned by you on __________, 2000, you will receive one share of Class A common stock of Sunshine PCS Corporation. The distribution is expected to be made on or about __________, 2000. Lynch Interactive stockholders, in the aggregate, will receive 49.9% of the outstanding common stock of Sunshine PCS Corporation. Due to FCC regulations, Lynch Interactive stockholders will only receive Class A common stock, which will have lesser voting rights than the Class B common stock, and will have minority representation on the Board of Directors of Sunshine PCS Corporation. However, from an economic standpoint, the two classes of common stock will be treated equally.

For further information about Sunshine PCS Corporation and the spin-off, please read the enclosed prospectus. As described more fully in the prospectus, while the spin-off will be taxable to stockholders, the taxable amount is expected to be nominal.

Mario J. Gabelli
Chairman of the Board and
Chief Executive Officer

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 30, 2000

                                2,821,766 Shares
                              Class A common stock

                            SUNSHINE PCS CORPORATION

         This prospectus relates to the spin-off of 2,821,766 shares of our Class A common stock by Lynch Interactive Corporation ("Lynch Interactive") through a distribution to its stockholders. At this time, Lynch Interactive owns all of our outstanding shares of Class A common stock, which represents 49.9% of our common equity.

         In the spin-off, Lynch Interactive will distribute all of its shares of our Class A common stock on a pro rata basis to the holders of Lynch Interactive common stock. Each of you, as a holder of Lynch Interactive common stock, will receive one share of our Class A common stock for each share of Lynch Interactive that you held at the close of business on _________, 2000, the record date for the spin-off. Immediately after the spin-off, Lynch Interactive will not own any shares of our common stock, although it will continue to retain its ownership interest in $16.1 million principal amount of our subordinated notes, preferred stock with a liquidation preference of $10.0 million and warrants to purchase at a price of $.75 per share 4,300,000 shares of our Class A common stock, which represents approximately 43% of our common equity on a fully diluted basis.

         We are sending you this prospectus to describe the spin-off. We expect the spin-off to occur on __________, 2000. No stockholder vote is required for the spin-off to occur and you do not need to take any action to receive the shares of our Class A common stock to which you are entitled in the spin-off. This means that:

         o        you do not need to pay anything to Lynch Interactive or to us;
                  and

         o you do not need to surrender any shares of Lynch Interactive to receive your shares of our common stock.

         The Class A common stock is not expected to be listed for trading on any national securities exchange or quotation system. Due to FCC regulations, our Class A common stock has lesser voting rights than our Class B common stock, along with minority representation on our Board of Directors. See "Description of Capital Stock," beginning on page 30.

              THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK.
               SEE "RISK FACTORS" ON PAGES 8 THROUGH 13 BELOW.

                           --------------------------

         WE ARE NOT ASKING YOU FOR A PROXY OR FOR ANY CONSIDERATION AND YOU ARE REQUESTED NOT TO SEND US A PROXY OR ANY CONSIDERATION.

                           --------------------------

         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------


                 The date of this prospectus is November 30, 2000.

                              AVAILABLE INFORMATION

         We have filed a registration statement on Form SB-2 with the SEC to register our Class A common stock that the Lynch Interactive stockholders will receive in the spin-off. This prospectus is part of that registration statement, but does not include all of the information you can find in that registration statement or the exhibits to the registration statement. For additional information, please see the registration statement and its exhibits. Statements in this prospectus regarding the terms of any contract or document are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, please see the copy of the contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

         After the spin-off, we will file annual, quarterly and special reports, proxy statements, and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements, certified by an independent public accounting firm. The registration statement is, and these future filings with the SEC will be, available to the public at the public reference facilities at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically through the SEC's home page on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information.

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER WITH REGARD TO THE CLASS A COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, PAYING PARTICULAR ATTENTION TO THE SECTION ENTITLED "RISK FACTORS," ALONG WITH THE FINANCIAL STATEMENTS AND THEIR NOTES. SOME OF THE STATEMENTS CONTAINED IN THIS SUMMARY, AS WELL AS THE SECTIONS ENTITLED "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION" AND "THE WIRELESS COMMUNICATIONS INDUSTRY" ARE FORWARD-LOOKING. THESE STATEMENTS DISCUSS REGULATORY REQUIREMENTS, THE START UP NATURE OF OUR BUSINESS, LIQUIDITY AND CAPITAL EXPENDITURES, DEBT AND THE ABILITY TO OBTAIN FINANCING AND SERVICE DEBT, COMPETITIVE CONDITIONS IN THE INDUSTRY, AND GENERAL ECONOMIC CONDITIONS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SUGGESTED BY THE FORWARD-LOOKING STATEMENTS FOR VARIOUS REASONS, INCLUDING THOSE DISCUSSED UNDER "RISK FACTORS." ALL REFERENCES TO THE "COMPANY," "WE," "OUR," OR "US" REFER TO THE OPERATIONS OF SUNSHINE PCS CORPORATION OR ITS PREDECESSORS.

                                   THE COMPANY

We were incorporated in July 2000, as the successor to Fortunet Communications, L.P. We hold three 15 megahertz ("MHz") personal communications services ("PCS") licenses granted to us by the Federal Communications Commission ("FCC") to serve a population of approximately 900,000 in the Florida cities of Tallahassee, Panama City and Ocala. The total cost of these licenses at auction was approximately $15.8 million, after a 25% bidding credit provided by the FCC. A subsidiary of Lynch Interactive provided approximately $21 million of debt financing, which together with $59.0 million of accrued interest, including commitment fees, is to be converted into $16.1 million principal amount of subordinated notes at the time of the spin-off. In addition, in consideration of the agreement by Lynch Interactive to convert this indebtedness and the payment of $250,000, at the time of the spin-off, Lynch Interactive will acquire warrants to purchase 4,300,000 shares of Class A common stock of Sunshine PCS Corporation, which represents approximately 43% of the total common stock outstanding on a fully diluted basis, and preferred stock with a liquidation preference of $10 million.

         We believe there are significant growth opportunities in the wireless telecommunications industry. According to the Cellular Telecommunications Industry Association, on December 31, 1999, there were 86 million wireless telephone subscribers in the United States, representing an overall wireless penetration rate of 28% and a subscriber growth rate of 24% from the prior year. We believe this growth will continue, and that PCS will gain an increasing share of it due to shrinking costs, greater service offerings and increased public awareness of the productivity, convenience and privacy that PCS offers. We also believe the rapid growth of notebook computers and personal digital assistants, combined with emerging software applications for the delivery of electronic mail, telecopy and database searching, will contribute to the growing demand for wireless service.

         We have not adopted a business plan or determined how to finance our operations. Uncertainties relating to the PCS industry, such as the relative newness of PCS, the volatile history of the industry, and the financial problems of the FCC's C-Block PCS licensing framework make evaluating our business difficult. We have not determined whether to develop our PCS licenses alone or through a joint venture, or to sell some or all of them. FCC regulations also impose build out requirements for our licenses, which must be met by September 17, 2001.

         Our address is 421 Hudson Street #524, New York, New York 10014. Our telephone number is (212) 675- 1920.

INFORMATION CONCERNING LYNCH INTERACTIVE AND THE SPIN-OFF

         Lynch Interactive currently owns all of the issued and outstanding shares of our Class A common stock, and will own our subordinated debt, preferred stock and warrants to purchase additional shares of our Class A common stock. The shares of Class A common stock owned by Lynch Interactive, which will be distributed in the spin off, represent 49.9% of our outstanding common stock. Lynch Interactive will distribute these shares to its common stockholders of record, as of _________, 2000. Lynch Interactive may be considered an underwriter for purposes of liability under Section 11 of the Securities Act of 1933, as amended. Section 11 imposes liability on certain persons, including underwriters, for losses due to registration statements containing material misstatements or omissions, unless the underwriter exercised due diligence. Due diligence means that after reasonable investigation, the person had reasonable grounds to believe, and believed, that there were not any material misstatements or omissions in the registration statement.

         Lynch Interactive stockholders of record will initially have their ownership of our Class A common stock registered in book-entry form, and no certificates will be issued. On the distribution date, each Lynch Interactive stockholder, at the close of business on the record date, will be credited through book-entry in the records of the transfer agent with the number of shares of our Class A common stock distributed to them. Each Lynch Interactive stockholder will receive an account statement indicating the number of shares of our Class A common stock that the stockholder owns. Lynch Interactive stockholders that hold their stock in street name will have our Class A common stock credited to their brokerage accounts. Following the distribution date, Lynch Interactive stockholders may obtain, at any time without charge, a certificate that represents our Class A common stock.

         We do not intend to list our Class A common stock on any national securities exchange or automated quotation system. Accordingly, we are unable to predict whether a trading market will develop for the Class A common stock, and the ability to buy or sell shares of Class A common stock may be very limited.

         The value of the stock distributed in the spin off will be taxable to the recipient, although we believe that any tax liability will be nominal. See "Federal Income Tax Consequences."

PROCEEDS OF THE SPIN OFF AND FUTURE FUNDING REQUIREMENTS

         The spin off will not result in any net proceeds to us or Lynch Interactive. While Lynch Interactive will acquire our securities, in part, for $250,000 in cash, which will be reduced by offering expenses, this money will only cover short term administrative expenses. In the future, we will need to obtain additional funds to satisfy FCC build out requirements, unless we sell our licenses. See "Risk Factors." We cannot predict whether we can raise sufficient capital to finance the construction of our networks or meet our working capital requirements. Because we have incurred losses since inception, have not yet adopted a business plan, determined how to finance our operations, and may forfeit our licenses or be subject to the imposition of fines and sanctions if we do not meet certain build out requirements by September 17, 2001, the report of Ernst & Young LLP, our independent auditors, with respect to our financial statements as of December 31, 1999 and September 30, 2000 and for the years ended December 31, 1998 and 1999, the nine month period ended September 30, 2000 and the period from July 27, 1995 (inception) to September 30, 2000, contains an explanatory paragraph as to our ability to continue as a going concern.

DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock, and do not expect to pay cash dividends on our common stock in the foreseeable future. To the extent we obtain financing in the future, such funding sources may prohibit the payment of dividends. We currently intend to retain any future earnings for use in our business.

                                  RISK FACTORS

         YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS WITH RESPECT TO US AND OUR CLASS A COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATION COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THESE RISKS. ANY OF THESE RISKS COULD SHARPLY REDUCE OR ELIMINATE THE VALUE OF OUR CLASS A COMMON STOCK.

RISKS RELATING TO OUR BUSINESS

OUR LICENSES HAVE FCC BUILD OUT REQUIREMENTS THAT WILL HAVE TO BE MET IN LESS THAN ONE YEAR.

         Each of our PCS licenses is subject to an FCC mandate that we construct PCS networks that provide adequate service to at least one-quarter of the population in the related PCS market within five years of the date when the license was granted, or make a showing of substantial service in a licensed area within five years of the license grant date. As our licenses were granted to us on September 17, 1996, we must satisfy this build out requirement by September 17, 2001, unless we can obtain a waiver or extension from the FCC. We are unable to predict whether this required coverage will be achieved in accordance with FCC requirements, and the prospect of our being able to obtain a waiver or extension is highly uncertain. Any failure to comply could cause the revocation of our PCS licenses or the imposition of fines and/or other sanctions by the FCC.

WE ARE A DEVELOPMENT STAGE COMPANY WITH HISTORICAL AND EXPECTED FUTURE OPERATING LOSSES.

         As we have no operating history, we are subject to all of the risks typically associated with start-up entities. Through September 30, 2000, we had cumulative net losses of $77,997,931, no revenue from operations and we do not know when, if ever, we will have revenues or achieve a positive cash flow. PCS networks in general have a limited operating history in the United States, and we cannot predict if there will ever be enough demand to make these networks profitable.

THE REPORT OF OUR INDEPENDENT AUDITORS CONTAINS AN EXPLANATORY PARAGRAPH AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN

         Because we have incurred losses since inception, have not yet adopted a business plan, determined how to finance our operations, and may forfeit our licenses or be subject to the imposition of fines and sanctions if we do not meet certain build out requirements by September 17, 2001, the report of Ernst & Young LLP, our independent auditors, with respect to our financial statements as of December 31, 1999 and September 30, 2000 and for the years ended December 31, 1998 and 1999, the nine month period ended September 30, 2000 and the period from July 27, 1995 (inception) to September 30, 2000, contains an explanatory paragraph as to our inability to continue as a going concern.

WE  WILL  NEED  TO  INCUR  MORE  DEBT  IN THE  FUTURE  TO  MEET  OUR  BUILD  OUT
REQUIREMENTS.

         We will have cash of approximately $250,000, minus offering expenses, following the spin-off. While this money will cover short term administrative expenses, we will need additional capital to continue as a going concern. Moreover, if we independently develop our licenses, substantial additional funds will be required. Our potential to secure new financing, however, is questionable. Following the spin-off, we will be carrying a significant amount of subordinated debt, and our assets will consist of undeveloped licenses. Should we succeed in obtaining future financing, any such loans are likely to be predicated on restrictions that limit or prohibit future actions, and allow the lender to accelerate the loan upon a default. Thus, any failure or delay in repaying our current or future debt could materially adversely affect our business. This fact is especially important, because we are unable to predict whether our operations will ever generate sufficient cash flow to repay such debt.

WE HAVE NOT DECIDED HOW TO UTILIZE OUR PCS LICENSES, AND THERE ARE RISKS IF WE CHOOSE TO SELL, ENTER INTO A JOINT VENTURE, OR BUILD OUT OUR LICENSES.

         We have not determined what to do with our PCS licenses. If we decide to sell them, the FCC and possibly other regulatory agencies must consent to the transaction, and FCC regulations may impose certain penalties, depending on the size of the acquiring party. In addition, if a license is sold for cash, we will need to redeem a corresponding proportion of our subordinated debt and preferred stock. On the other hand, if we enter into a joint venture, we would be exposed to many of the risks associated with independently developing our PCS licenses discussed below. Potential joint venture partners may already operate wireless telephones, other telecommunications operations, or some related business. Thus, if we enter into a joint venture, or sell our licenses other than for cash, we would be at risk with respect to these other operations of the joint venturer or purchaser.

         If we develop our PCS licenses independently, we would need to implement a business plan, create an infrastructure, and attract and retain qualified individuals to serve as managers and employees. Our current management has very little experience in the PCS industry. We cannot assure you as to the timing, cost, or even our ability to successfully accomplish these tasks. In addition to the difficulty in raising additional financing, we would face numerous additional risks, such as:

o        choosing an  appropriate  network  design,  proper site  selection  and
         acquisition,   equipment   availability,   and  costs  associated  with
         microwave relocation;
o        choosing the best digital technology for our network; and
o        hiring an effective management team.

         Moreover, under any development scenario, we will incur significant initial operating losses in the foreseeable future, as we seek to construct our PCS networks and build a customer base. Such losses could be substantial and jeopardize our ability to service our debt, thus placing us in danger of default.

         Finally, any self or joint development of our PCS licenses will likely require us to rely on third parties for the provision of equipment and services and certain functions such as customer billing. We are unable to predict if these parties will provide acceptable equipment and services on a timely basis, and any failure to do so would have a material adverse effect upon our business, results of operations and financial condition.

OUR POTENTIAL COMPETITORS HAVE SUBSTANTIALLY GREATER ACCESS TO CAPITAL AND OTHER RESOURCES AND SIGNIFICANTLY MORE EXPERIENCE IN PROVIDING WIRELESS SERVICES.

         The wireless telecommunications industry generally is very competitive and competition is increasing. Many of our competitors have substantially greater resources than we have and if we built out our licenses, we may not be able to compete successfully.

         If we build out our networks, we would compete directly with other wireless providers and, to some extent, traditional landline carriers in each of our markets, many of whom have greater resources than we do and would have entered the market before us. A few of our potential competitors operate wireless telecommunications networks covering most of the United States. Competitors' earlier entry and broader presence in the U.S. telecommunications market could have a negative effect on our ability to successfully implement any strategy we may adopt. Furthermore, the FCC is actively pursuing policies intended to increase the number of wireless competitors in each of our markets. For example, the FCC is expected to auction licenses for so-called "third generation" wireless services that will authorize the entry of additional wireless providers in each market.

         If we build out our networks, we would also compete with other companies that use other communications technologies, including paging and digital two-way paging providers, conventional and enhanced specialized mobile ("SMR") providers, and domestic and global mobile satellite service providers. These technologies may have advantages over the technology we would use and may ultimately be more attractive to customers. We would be required to compete in the future with companies that offer new technologies and market other services, including cable television access, landline telephone service and Internet access, which we may not offer. Some of our potential competitors offer these other services together with their wireless communications service, which may make their services more attractive to customers. In addition, we expect that, over time, providers of wireless communications services will compete more directly with providers of traditional landline telephone services, energy companies, utility companies and cable operators who expand their services to offer telecommunications services.

THE LIMITED CAPACITY OF OUR LICENSES MAY PUT US AT A DISADVANTAGE.

         Holders of cellular telephone licenses are authorized by the FCC to use 25 MHz of spectrum each, and certain of the PCS licenses in the A and B-Blocks are for 30 MHz of spectrum each. By contrast, our C-Block licenses have only 15 MHz of spectrum. This shortfall may limit our growth opportunities as demand increases for mobile PCS services. In addition, the cost to build out a digital mobile PCS system to an equivalent standard may be greater with a 15 MHz license than with either a 25 MHz cellular or 30 MHz PCS license. Potential lenders may also require that 15 MHz licenses have arrangements in place to procure additional spectrum. As a result, we may either initially, or at a later time, enter into a joint venture or make other arrangements with holders of additional spectrum to provide the amount or breadth of service to be or remain competitive, or consider providing telephone services other than mobile PCS such as fixed wireless local loop, data or internet access. FCC regulations limit our ability to enter into certain arrangements, and we may be unable to enter into such arrangements on favorable terms or at all.

OUR LICENSES ONLY OFFER LIMITED TERRITORIAL COVERAGE AND SCOPE OF SERVICES.

         If we develop our PCS licenses, our service areas would be relatively limited, which could force us to enter into joint ventures or other affiliation arrangements to expand our service area and spectrum. However, we cannot predict whether we could enter into such joint ventures or other arrangements on favorable terms or at all.

C-BLOCK LICENSES GENERALLY, AND OUR LICENSES, HAVE A TROUBLED HISTORY, AND THE VALUE OF OUR LICENSES HAS BEEN WRITTEN DOWN AND COULD BE WRITTEN DOWN EVEN MORE.

         Fortunet, our predecessor, was the successor to five partnerships that were awarded 31 PCS licenses in the FCC's 1996 C-Block auction. The licenses had an aggregate purchase price at auction of $216 million after a 25% bidding credit, and were financed primarily by the FCC. Under FCC rules, Fortunet made a down payment equal to 10% of the cost, net of bidding credits of the licenses, equal to $21.6 million. The FCC provided 10-year installment financing, interest only for the first six years, at an interest rate of 7% per annum.

         Certain C-Block licensees, including Fortunet, experienced substantial financial problems in servicing the FCC installment debt and/or building out their licenses. The FCC responded to these troubles by offering licensees various relief alternatives. Fortunet established a reserve of $6.6 million to reflect the estimated impairment in value of its licenses. Of the options offered by the FCC for relief, Fortunet elected to surrender certain licenses and use 70% of the related down payment to pay off the FCC installment loans on its remaining licenses, thereby surrendering the remaining 30% of its down payment. Thus, in June 1998, Fortunet returned 28 of its PCS licenses to the FCC in exchange for credits, which were used to pay the remaining purchase price for the three licenses it retained. In retaining these three licenses, which were originally 30 MHz, Fortunet disaggregated them in half, and returned 15 MHz of each license to the FCC. On April 15, 1999, the FCC completed a reauction of all the C-Block licenses that were returned to it subsequent to the original auction, including the 15 MHz licenses in Tallahassee, Panama City and Ocala that Fortunet returned in June 1998. Due to considerably lower amounts bid for these licenses, in the quarter ended March 31, 1999, Fortunet recorded a further reserve of $18.5 million to write down its investment in the licenses, plus an additional $0.1 million of capitalized expenses, leaving a net carrying value of $2.7 million at December 31, 1999. A new re-auction of PCS spectrum, including a license for 10 MHz in Ocala, FL, where we also have a 15 MHz license, is scheduled to begin in December 2000. Depending on the value of the licenses at the auction, we may take a further write down of this investment.

RISKS RELATING TO THE TELECOMMUNICATIONS INDUSTRY

WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION.

         The spectrum licensing, construction, operation, sale and interconnection arrangements of wireless communications networks are regulated, to varying degrees, by state regulatory agencies, the FCC, Congress, the courts and other governmental bodies. We are unsure whether these entities will adopt new regulations, change old ones, or take other actions that would materially adversely affect our business, financial condition or results of operations. Although the FCC has issued rules governing, among other things, the eligibility, build out, operating and transfer requirements for C-Block PCS licenses, these rules and requirements are subject to pending FCC rulemaking and adjudicatory proceedings, and to pending proceedings in the U.S. courts. In addition, numerous aspects of the FCC's C-Block rules have never been the subject of definitive guidance by either the FCC or the courts. Accordingly, for certain matters, such as the structure of our Board of Directors and management, we rely on informal public and private interpretations of FCC rules. The FCC is not bound by these informal interpretations, and we are unable to predict whether the FCC or the courts will agree with them now or in the future. A failure to comply with FCC rules could subject us to serious penalties and have a material adverse effect upon our business, results of operations and financial condition.

         Although our PCS licenses are renewable after the expiration of their 10 year terms, there can be no assurance that our licenses will be renewed. In addition, as a licensee of commercial mobile radio services, we are subject to numerous pending and future FCC regulations that could adversely affect our business, financial condition and results of operation.

WE ARE SUBJECT TO VARIOUS C-BLOCK LICENSE REQUIREMENTS.

         When the FCC allocated spectrum for PCS by public auction, it designated the C-Block as an "Entrepreneurs' Block." FCC rules require C-Block applicants and licensees (collectively, "Entrepreneurs") to meet various qualifications, including:

o         Entrepreneurs' Requirements
o         Small Business Requirements
o         Control Group Requirements
o         Transfer Restrictions

         We believe that we have structured ourselves to satisfy the Entrepreneurs', Small Business and Control Group Requirements and have structured our Class A and Class B common stock to facilitate compliance with applicable FCC rules. We have relied on representations of our investors to determine our compliance with the FCC's rules applicable to C-Block licenses. However, we cannot assure you that we or our investors satisfy, or will continue to satisfy, these requirements during the term of any PCS license, or that we can successfully implement divestiture or other mechanisms included in our certificate of incorporation designed to ensure compliance with FCC rules. Any non-compliance with FCC rules could subject us to serious penalties, including the revocation of our PCS licenses.

THERE ARE POTENTIAL HEALTH AND SAFETY RISKS INVOLVED WITH WIRELESS HANDSETS.

         Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Although management does not believe radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets, or expose us to potential litigation which could have a material adverse effect on our financial condition and results of operations.

         Separately, measures that would require hands free use of mobile phones while operating motor vehicles have been proposed or are being considered in legislatures in Connecticut, Hawaii, Illinois, Maryland, New York and Ohio, among other states. We cannot predict the success of the proposed laws concerning hands free car phone use or their effect on the usage of mobile phones.

IF WE ARE REQUIRED TO RELOCATE MICROWAVE LICENSEES, THE TIME AND COST OF SUCH RELOCATIONS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         For up to five years after the grant of a PCS license, PCS licensees may be required to share spectrum with existing fixed microwave licensees also operating on PCS frequencies. If we build out our networks to secure a sufficient amount of unencumbered spectrum to operate them efficiently, we may need to relocate existing microwave paths to alternate spectrum locations or transmission technologies. In an effort to balance competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted a transition plan to relocate such microwave incumbents and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefitting PCS licensees share the costs of the relocation. The transition and cost sharing plans expire on April 4, 2005, at which time the remaining microwave incumbents in the PCS spectrum will be responsible for their costs to relocate to alternative spectrum locations. We cannot assure you that we will be able to reach timely agreements to relocate these incumbents, or that we could afford the shared costs of such relocation. Any delay in the relocation of licensees may adversely affect our ability to commence timely commercial operation and our ability to satisfy our build out requirements. Furthermore, depending on the terms of such agreements, our ability to operate our PCS networks profitably may be materially adversely affected.

RISKS RELATING TO OUR COMMON STOCK

MS. KANE CONTROLS US AND SUCH CONTROL COULD LIMIT POTENTIAL ACQUISITIONS.

         Victoria G. Kane, through Fortunet Wireless Communications Corporation, has at least 50.1% of the voting power of our outstanding equity and may elect up to three members (the "Class B Directors") to the Board, who have a majority of the votes on Board matters. Ms. Kane has initially appointed Karen E. Johnson and David S. Ahl as directors. If Ms. Kane is dissatisfied with such directors, she can replace them at any time. Ms. Kane's control may deter potential acquirers. Provisions in our certificate of incorporation, by-laws, and the General Corporation Law of the State of Delaware may also discourage potential acquisition proposals.

OUR COMMON STOCK IS JUNIOR TO OUR SUBORDINATED NOTES AND PREFERRED STOCK.

         Our common stock is junior to our subordinated debt and preferred stock. Upon any sale or other disposition for value of our licenses, the resulting net proceeds would have to exceed $26.1 million before any other portion thereof would be received by holders of our common stock. Our common stock would also be junior to any indebtedness we may incur in the future.

LYNCH INTERACTIVE HOLDS WARRANTS TO PURCHASE 4,300,000 SHARES OF OUR CLASS A COMMON STOCK AT $.75 PER SHARE.

         At the time of the spin-off, our negative book value is expected to be $(2.40) per share. Lynch Interactive will hold warrants to purchase 4,300,000 shares of our Class A common stock at $.75 per share. If the fair market value of the Class A common stock were to go above $.75 per share, this large number of warrants could adversely affect subsequent appreciation in value of the common stock. If all the warrants were exercised, it would dilute the then-existing stockholders' percentage ownership of common stock, and any sales in the public market of the common stock issuable upon such exercise could adversely affect prevailing market prices for the common stock. More specifically, the full exercise of these warrants would represent approximately 43.2% of the total common stock outstanding and 60.4% of the Class A common stock. The Class A common stock held by Lynch Interactive stockholders would be reduced from 49.9% of the total common stock and 100% of the Class A common stock to 28.3% of the total common stock and 39.6% of the Class A common stock.

         There will be a very limited trading market or possibly no trading market at all in our common stock. We do not intend to list or register the Class A common stock on any national securities exchange or on any automated quotation system. Accordingly, we are unable to predict whether a trading market will develop for the Class A common stock, and the ability to buy or sell shares of Class A common stock may be very limited.

OUR COMMON STOCK LIKELY WILL BE SUBJECT TO "PENNY STOCK" REGULATIONS.

         Our Class A common stock likely will be considered a penny stock. SEC regulations generally define a penny stock to be an equity security that is not listed on NASDAQ or a national securities exchange and that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations of the SEC require broker-dealers to deliver to a purchaser or prospective purchaser of a penny stock a disclosure schedule explaining the penny stock market and the risks associated with it. Various sales practice requirements are also imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. In addition, broker-dealers must provide the customer with other items of information, including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. If our Class A common stock is subject to the regulations applicable to penny stocks, investors may find it more difficult to obtain timely and accurate quotes for it and execute trades in it.

THE FCC'S OWNERSHIP LIMITATIONS MAY AFFECT OUR OWNERSHIP.

         The Communications Act requires that non-U.S. citizens, their representatives, foreign governments, or corporations otherwise subject to domination and control by non-U.S. citizens may not own of record or vote more than 20% of the capital contribution to a common carrier radio station directly, or more than 25% of the capital contribution to the parent corporation of a common carrier radio station licensee if the FCC determines such holdings are not within the public interest. Because the FCC classifies PCS as common carrier offering, PCS licensees are subject to the foreign ownership limits. Congress recently eliminated restrictions on non-U.S. citizens serving as members on the board of directors and officers of a common carrier radio licensee or its parent. The FCC also has adopted rules that, subject to a public interest finding by the FCC, could allow additional indirect foreign ownership of CMRS companies to the extent that the relevant foreign states extend reciprocal treatment to U.S. investors. We believe that we are in compliance with FCC foreign ownership rules. However, if our foreign ownership were to exceed 25% in the future, the FCC could revoke our PCS licenses or impose other penalties. Further, our certificate of incorporation enables us to redeem shares from holders of common stock whose acquisition of such shares result in a violation of such limitation. The restrictions on foreign ownership could adversely affect our ability to attract additional equity financing from entities that are, or are owned by, non-U.S. entities. The recent World Trade Organization agreement on basic telecommunications services could eliminate or loosen foreign ownership limitation, but could also increase our competition. Under this agreement, the United States and other members of the World Trade Organization committed themselves to opening their telecommunications markets to foreign competition, effective as early as January 1, 1998.

                                 USE OF PROCEEDS

         Our Class A common stock is being distributed in connection with our spin-off from Lynch Interactive. Neither Lynch Interactive nor we will receive any proceeds from the distribution of our stock.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND PLAN OF OPERATION

         THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR LEAD TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO THOSE LISTED IN "RISK FACTORS" COMMENCING ON PAGE 8.

         We are a development stage company with no operations to date. Our ability to develop a profitable PCS business is subject to substantial risks enumerated under "Risk Factors" and elsewhere in this prospectus. Moreover, as stated above, because we are a C-Block licensee, we must build out our licenses by September 17, 2001 to cover one quarter of the population in our PCS market or we risk losing these licenses and/or the imposition of fines and sanctions by the FCC. Presently, we do not have the funds to meet these build out requirements, forcing us to either borrow more money, sell our licenses, or enter into a joint venture with someone who has the funds necessary to satisfy the build out requirements. All of these options present various risks. Moreover, because we have incurred losses since inception, have not yet adopted a business plan, determined how to finance our operations, and may forfeit our licenses or be subject to the imposition of fines and sanctions if we do not meet certain build out requirements by September 17, 2001, the report of Ernst & Young LLP, our independent auditors, with respect to our financial statements as of December 31, 1999 and September 30, 2000 and for the years ended December 31, 1998 and 1999, the nine month period ended September 30, 2000 and the period from July 27, 1995 (inception) to September 30, 2000, contains an explanatory paragraph as to our ability to continue as a going concern.

         Fortunet was formed on April 18, 1997, and at that date acquired the assets and liabilities of five partnerships (the "Partnerships") that were the high bidders for licenses in the FCC's C-Block auction. The transfers of the assets and liabilities from the Partnerships to Fortunet were nonmonetary transactions accounted for under accounting Principles Board Opinion 29 "Accounting for Nonmonetary Transactions." All transfers, with the exception of the transfer from Aer Force Communications, L.P. ("Aer Force"), were accounted for at fair value, which resulted in an increase in the carrying value of the PCS licenses. The transfer from Aer Force was accounted for at historical cost, as Fortunet and Aer Force were entities under common control. Therefore, the financial statements include the results of Aer Force from inception, July 27, 1995, and the remaining four partnerships from the date of the transfers, April 18, 1997. (See Note 1 to the financial statements.)

RESULTS OF OPERATIONS

         From Fortunet's inception on July 27, 1995 through December 31, 1999, and the nine month period ended September 30, 2000, interest has accrued on the indebtedness incurred to acquire its FCC licenses. However, in exchange for returning a significant portion of these licenses in June 1998, the FCC forgave $23,524,489 of the debt consisting of all interest accrued and paid to the FCC.

         Losses for both the periods ended December 31, 1999 and September 30, 2000 resulted primarily from interest charges, including commitment fees, and reserves for impairment of our PCS licenses.

RESERVE FOR IMPAIRMENT OF PCS LICENSES

         In the FCC's original C-Block auction, which ended in May 1996, Fortunet acquired 31 licenses at a net cost, after the bidding credits, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing for these licenses, at an interest rate of 7% per annum with interest due quarterly for years one through six, and principal amortization and interest due quarterly in years seven through ten.

         Events during and subsequent to the auction, as well as other externally driven technological and market forces made financing the development of these licenses much more difficult than previously anticipated. In 1997, Fortunet, as well as many of the license holders from this auction, petitioned the FCC for relief such as reducing interest rates, reducing or delaying the required debt payments, and relaxing the restrictions of the ownership structure in order to afford these small businesses a realistic opportunity to restructure and build out their systems.

         To provide some relief, on June 8, 1998, the FCC allowed Fortunet to apply its eligible credits from its original down payment to pay off all of its FCC installment debt from its purchase of C- Block licenses for 15 MHz of PCS spectrum in Tallahassee, Panama City and Ocala, Florida. Fortunet then returned all of its remaining licenses, including 15 MHz of spectrum in Tallahassee, Panama City and Ocala, and forfeited $6.0 million of its original down payment on these licenses in full satisfaction of the government debt. Accordingly, Fortunet became the licensee of 15 MHz of spectrum in three Florida markets covering a population of approximately 900,000.

         On April 15, 1999, the FCC completed a reauction of all the C-Block licenses that were returned to it. In that reauction, the successful bidders paid a total of $2.7 million for the three 15 MHz licenses as compared to the $21.2 million carrying value thereof at that date. Accordingly, in the quarter ended March 31, 1999, Fortunet recorded a reserve to write down its investment in the licenses to reflect the amount bid for similar licenses in the reauction, plus an additional $0.1 million of capitalized expenses, leaving a balance of $2.7 million. A new re- auction of PCS spectrum, including a license for 10 MHz in Ocala, FL, where we also have a 15 MHz license, is scheduled to begin in December 2000. Depending on the value of the licenses at that auction, a further write down of this investment may occur.

LIQUIDITY AND CAPITAL RESOURCES

         As mentioned above, under FCC regulations, we need to construct a system to provide PCS services to one-quarter of the population in the areas covered by our licenses by September 17, 2001. Unless we sell those licenses or enter into a joint venture, we must raise significant funds to meet this requirement. However, we are uncertain of our ability to do so. To date, we have had no revenues or positive cash flow and cannot predict when we may have them.

         The principal amount of indebtedness at December 31, 1999 and September 30, 2000 consisted of $69,760,140 and $79,985,340, including accrued interest and commitment fees, compared to accumulated deficits of $67,074,129, and $77,299,328, respectively. Of our $79,985,340 of indebtedness to Lynch Interactive, $63,854,223, including accrued interest and commitment fees, will be contributed to our capital, and the remaining indebtedness will be converted into eight subordinated notes of equal principal amount, which will be freely transferable subject only to securities regulations, and will have a cumulative principal amount of $16,131,117 with interest payable through the issuance of additional debt.

         The subordinated notes will mature in three month intervals from ______, 2004 to ____, 2006. Interest will be payable at the rate of 9% per annum, semiannually in the form of additional principal amounts of the subordinated debt. Any early payments of these notes will first be applied to the earliest maturing notes. In other words, there will be no distribution or "spread" of early payments to all outstanding notes. The subordinated debt will be redeemable upon a change in control of the Class A or Class B common stock or the sale of one or more PCS licenses for cash or a non-cash sale that is subsequently converted into or redeemed for cash in an amount proportional to that number of persons covered by the sale of such licenses for cash, or that portion of a non-cash sale subsequently converted into or redeemed for cash, compared to the total persons covered by our three initial PCS licenses, in each case based on the 1998 or the most recent estimates by the United States Bureau of Census. Therefore, the amount of subordinated debt redeemed will be computed by dividing the number of persons covered by the sale by the total number of persons covered by the three initial licenses owned by us.

         In addition, Lynch Interactive will acquire our preferred stock with a liquidation preference of $10.0 million and warrants to purchase at a price of $.75 per share 4,300,000 shares of our Class A common stock in consideration of the conversion of indebtedness owed to it and the payment of $250,000. Such funds alone will not be sufficient for us to meet any meaningful portion of the cost of our build out requirements.

                      THE WIRELESS COMMUNICATIONS INDUSTRY

GROWING DEMAND FOR WIRELESS SERVICES

         Demand for wireless communications has grown rapidly over the past decade as services have evolved from basic tone-only paging to mass-market cellular technology services. Each new generation of wireless communication products and services has generally been characterized by improved product quality.

         As of December 31, 1999, according to the Cellular Telecommunications Industry Association, there were 86 million wireless telephone subscribers in the United States, representing an overall wireless penetration rate of 28% and a subscriber growth rate of 24% from the prior year. We believe that this growth will continue, and that PCS will gain an increasing share of it due to shrinking service costs, greater service offerings and increased awareness of the productivity, convenience and privacy PCS offers. Moreover, PCS providers are the first direct wireless competitors of cellular providers to offer all-digital mobile networks. We also believe that the rapid growth of notebook computers and personal digital assistants, combined with emerging software applications for delivery of electronic mail, fax and database searching, will contribute to the overall growing demand for wireless services.

         PCS is a term commonly used in the U.S. to describe a portion of radio spectrum from 1850 to 1990 MHz. This portion of radio spectrum is to be used by PCS licensees to provide wireless communications services. PCS spectrum was auctioned by the FCC in six frequency blocks, beginning with the A and B-Blocks in late 1994 and 1995. In late 1995 and in 1996, the FCC auctioned C-Block licenses and concluded simultaneous auctions of the D, E and F-Blocks in 1997. In 1999, the FCC re-auctioned portions of the C, D, E and F-Blocks that were returned or not purchased in previous auctions.

         The FCC has announced plans to hold another reauction of C and F-Block licenses in December 2000. In response to the requests of a number of large carriers, including SBC Communications, Nextel Communications, BellSouth Corporation, Verizon Wireless, and AT&T Wireless, the FCC has subdivided the C-Block licenses slated for reauction into three 10MHz licenses. For this reauction, the FCC also subdivided the basic trading service areas to which Entrepreneurs' Block eligibility restrictions would continue to apply into two tiers according to population. In so-called "Tier 1" basic trading areas, service areas with a population equal to or greater than 2.5 million, the FCC has removed all eligibility restrictions on two of the newly created 10MHz C-Block licenses, and will sell them in open bidding to any entity that purchases them, no matter how large. In these Tier 1 basic trading areas, one 10 MHz C-Block license will remain subject to a closed bidding process, such that only entities meeting Entrepreneurs' Block eligibility requirements will be permitted to bid. In Tier 2 basic trading service areas with a population less than 2.5 million, two of the 10 MHz C-Block licenses will remain subject to C and F-block eligibility rules and thus reserved for closed bidding by designated entities, while one 10 MHz C-Block license will be sold at open bidding. Several 15 MHz C Block licenses and number of F-Block licenses slated for reauction also will be sold at open bidding, such that previous C and F-Block eligibility requirements will no longer apply.

LIMITATIONS OF CELLULAR TELEPHONE INDUSTRY AND THE PCS SOLUTION

         Despite its widespread availability and growth to date, analog cellular services have several limitations, including inconsistent service quality, lack of privacy, limited capacity, and currently, the inability to transfer data without a modem. Most current cellular services transmit voice and data signals over analog-based systems, which use one continuous electronic signal that varies in amplitude or frequency over a single radio channel accommodating one conversion. In contrast, digital networks, including PCS networks, convert voice or data signals into a stream of digits and typically use voice compression techniques to allow a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital protocols, allows PCS and other digital wireless technologies to offer greater call privacy and single number service, along with more robust data transmission features.

         We believe that due to the relatively high per minute airtime charges and unpredictable monthly bills, there is a price-sensitive mass consumer market that refrains from subscribing to or extensively using cellular services. We believe that if the mass consumer market were offered significantly lower per minute airtime charges and more predicable and affordable pricing plans, mass consumers would increase their use of wireless communications services. We also believe that business customers who are high-volume users of wireless communications will be attracted to lower priced airtime service, as they would realize substantial aggregate savings. We believe that PCS operators have the opportunity to capture a substantial share of the predicted growth of wireless communications due to technical and other advantages over incumbent cellular operators, including greater flexibility to reduce per minute airtime usage charges, increased network capacity, enhanced voice quality; and the ability to include enhanced capabilities such as advanced calling features, data transmissions to and from portable computers, and short messaging and facsimile services without the need for a modem.

         We base our confidence in the future of PCS on the fact that when PCS was first introduced in Washington, D.C. in late 1995, approximately 90,000 customers subscribed for it in its first seven months of commercial availability, even though the service had no roaming capacity and offered a much smaller geographic coverage area than existing cellular competitors. Moreover, in approximately three years, PCS operators in the United Kingdom have gained over 1.1 million subscribers and in Japan, approximately 600,000 new PCS subscriptions were activated during the first year of operations.

DIGITAL TECHNOLOGY SELECTION

         PCS service areas are divided into multiple regions called "cells," each of which contains a base station consisting of a low-power transmitter, a receiver and signaling equipment. These cells are typically configured on a grid in a honeycomb-like pattern, although physical obstructions and signal coverage patterns may result in irregularly shaped cells, overlaps, or gaps in coverage. The base station in each cell is connected to a base station controller, and each base station controller is connected to a switching office by microwave, fiber optic cable, telephone wires or a hard-wired interface. The switching office controls the operation of the wireless telephone networks for its entire service area, performing inter-base station hand-offs, managing call delivery to handsets, allocating calls among the cells within the networks and connecting calls to and from the local landline telephone system or to a long distance telephone carrier. Wireless service providers have interconnection agreements with various local exchange carriers and long distance carriers, thereby integrating wireless telephone networks with landline telecommunications systems. Because two-way wireless networks are fully interconnected with landline telephone networks and long distance networks, subscribers can receive and originate both local and long distance calls from their wireless telephones.

         The signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, so the switching office and the base stations monitor the signal strength of calls in progress. In an analog system, when the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station that establishes a stronger signal within the handset. If a handset leaves the service area of the wireless service provider, the call is disconnected unless an appropriate technical interface is available to hand off the call to an adjacent system.

         There are different radio air-interface standards established in the United States for the provision of PCS to multiple users over the allocated spectrum. The primary methods of digital wireless communications widely accepted by the wireless industry are based on TDMA and CDMA. These multiple access techniques provide for communications over the radio channel either by dividing it into distinct time slots and transmitting user-specific data in each time slot (a method known as TDMA), or by assigning specific codes to each packet of user data that in conjunction with many other users' data comprise a signal (a method known as CDMA). While the FCC has mandated that licensed cellular networks in the U.S. utilize compatible analog signaling protocols, the FCC has intentionally avoided mandating a universal digital signaling protocol for PCS. Three principal competing, incompatible digital wireless standards have been introduced by various vendors for use in PCS Networks: CDMA, GSM and TDMA. An older version of TDMA developed in Europe, GSM, constitutes the oldest and most extensive PCS technology in international markets. TDMA is offered by cellular providers in certain U.S. cities. CDMA is currently being deployed by a number of cellular and PCS providers in the U.S., and also has been implemented on a commercial basis in Hong Kong and South Korea.

         Because these protocols are currently incompatible with each other, and with analog cellular, a subscriber utilizing a GSM handset, for example, will be unable to use his handset when traveling in an area covered only by a CDMA or TDMA based network unless he carries a dual-mode/dual-band handset that permits the subscriber to use the analog cellular networks in that area. For this reason, the success of each protocol may depend both on its ability to offer quality wireless service and on the extent to which its users will be able to use their handsets when roaming outside their service area.

COMPETITION

         The wireless communications market in the United States is expected to become even more competitive. Cellular operators and other wireless services providers are already exploiting existing wireless technology and have established and continue to augment wireless telecommunications networks that will directly compete with many of the services that would be offered by us. Additionally, other PCS operators are expected to compete in our markets. If we build out our networks, our success will depend largely upon our ability to satisfy the mass consumer and business markets, which we believe have not been adequately served by existing cellular service operators. If we develop our licenses, we would have to compete with cellular and other PCS operators on the basis of affordable pricing, predictable monthly bills, and voice transmission quality.

         CELLULAR OPERATORS. If we develop our licenses, we would have to compete with established cellular telephone service operators in the markets we intend to enter. Principal cellular providers in our markets are Price Comm., US Cellular, AT&T, and Alltel. Under FCC rules, cellular telephone service licensees historically have enjoyed a duopoly because the FCC only permits two cellular licensees in each market. Cellular licensees to date have faced limited competition from businesses that "resell" cellular telephone service to customers, but we could also face additional competition from resellers of cellular and PCS networks.

         The introduction of digital transmission technologies to supplant traditional analog cellular systems is increasing the capacity and quality of existing cellular telephone systems once deployed. However, we believe that upgrading from analog to digital is expensive, and that it will likely be several years before cellular networks are fully converted to digital technology. We expect the analog infrastructure to continue being used in the foreseeable future due in part to a lack of a national digital technology standard. Cellular licensees have acquired PCS spectrum in the D and E Blocks. These acquisitions provide the cellular operators with greater capacity, and could allow them to add additional customers and offer more advanced services in their markets. We believe that by providing low-priced services and new wireless features on our digital PCS networks, we would be competitive with cellular services.

         OTHER PCS OPERATORS. If we develop our licenses, we would compete with A, B, D, E, and F-Block PCS licensees, many of whom are cellular-affiliated companies that will utilize PCS spectrum in new markets to expand their national or regional coverage, as well as with the 15 MHz C-Block licenses that we surrendered in 1998, which were regranted in 1999. Principal licensees in our markets are Powertel Ltd., Ariel Co., PCS PrimCo, ABC W., BellSouth, Sprint PCS, Mercury and Nextwave. These competitors have all had substantial lead-time to develop their networks, and some of these parties, particularly the A, B, D and E-Block licensees, have significantly greater financial, technical, marketing and other resources than us. Although the D, E and F-Block licenses are only for 10 MHz, entities can, subject to the FCC's spectrum cap rules limiting entities to 45 MHz of cellular, broadband PCS and SMR spectrum (55MHz in certain rural markets) in a given market, acquire 10 MHz licenses and consolidate them so as to design a 20 MHz or 30 MHz PCS system which could have more capacity than ours.

         SMR AND "ENHANCED" SMR SERVICES. As a result of advances in digital technology, some service providers have begun to design and deploy digital mobile networks, which are referred to as "Enhanced SMR" or "ESMR." ESMR networks increase the capacity of SMR system frequencies to a level that may be competitive with analog cellular networks. SMR service providers offer, or plan to offer, fleet dispatch services, short messaging, data services and interconnected voice telephony services over wide geographic service areas. Given similar developments in the deployment of digital technology in the cellular operators' networks, it is presently unclear whether the quality and capacity of SMR-based digital mobile networks will be able to compete effectively with analog and digital cellular and PCS networks. However, Nextel has begun successfully offering a competitive wireless service based on ESMR.

         OTHER COMPETITION. The FCC's general policy in recent years has been to promote flexible use of the radio spectrum, which has resulted in rules authorizing a number of additional spectrum-based services that may offer competitive wireless mobile services. For example, among other actions, the FCC has

         o        authorized  the  use  of the 37  and  39  GHz  bands  for  the provision of fixed and mobile communications services;
         o        created  rules  and  assigned   licenses  to  permit  wireless
                  communications service providers to provide a broad range of fixed, mobile, radio location and satellite broadcasting services;
         o created rules and assigned licenses to permit local multipoint distribution service providers to provide fixed and mobile broadband services; and
         o authorized "wireless cable" providers to use their spectrum to provide two-way broadband wireless services.

The FCC is expected to continue making new spectrum available, and to allow for existing allocated spectrum to be developed, in a fashion that will continue to expand competition in the wireless marketplace. For example, the FCC has announced a reauction of PCS spectrum to commence in December 2000, and intends to auction 700 MHz frequencies in the Spring of 2001. The FCC has also modified its rules to permit the partitioning and disaggregation of broadband PCS licenses into licenses to serve smaller service areas, and/or use smaller spectrum blocks. The purpose of the FCC's rule change was to permit existing PCS licensees and new PCS entrants to have greater flexibility in determining how much spectrum and geographic area they need or desire in order to provide PCS service. The FCC's action could also result in A, B, C, D, and/or E-Block PCS licensees in our PCS markets partitioning or disaggregating their licenses in a manner that provides us with increased competition. See "Legislation and Government Regulation."

         In addition, as a result of the enactment of the Telecommunications Act of 1996, regional energy utility companies are expected to enter the wireless and wireline telecommunications markets by leveraging their significant capital assets, brand-name value, existing customer base and infrastructure advantages in their geographical areas of operation. Similarly, the Telecommunications Act of 1996 also eliminates barriers for cable television system operators to provide wireline local loop services over their existing wireline infrastructure. We also would compete with global satellite systems and other emerging technologies.

                      LEGISLATION AND GOVERNMENT REGULATION

         As a recipient of licenses acquired through the C-Block Auction, our ownership structure and operations are and will be subject to substantial FCC regulation.

OVERVIEW

         FCC AUTHORITY. The Communications Act of 1934, as amended (the "Communications Act"), grants the FCC the authority to regulate the licensing and operation of all non-federal government radio-based services in the United States. The scope of the FCC's authority includes:

         o        allocating  radio  frequencies,   or  spectrum,  for  specific
                  services,
         o        establishing  qualifications  for applicants seeking authority to operate such services, including PCS applicants,
         o        approving initial  licenses,  modifications  thereto,  license renewals, and the transfer or assignment of such licenses,
         o promulgating and enforcing rules and policies that govern the operation of spectrum licenses,
         o the technical operation of wireless services, interconnection responsibilities between and among PCS, other wireless services such as cellular, and landline carriers, and
         o imposing fines and forfeitures for any violations of those rules and regulations.

Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and adjudicatory proceedings to determine and enforce rules and policies potentially affecting broadband PCS operations.

         REGULATORY PARITY. The FCC has adopted rules designed to create symmetry in the way it and the states regulate similar types of mobile service providers. According to these rules, all "commercial mobile radio service" ("CMRS") providers that provide substantially similar services will be subject to similar regulation. A CMRS service is one in which the mobile radio service is provided for a profit, interconnected to the public switched telephone networks, and made available to the public. Under these rules, providers of PCS, SMR, and ESMR services are subject to regulations similar to those governing cellular carriers if they offer an interconnected commercial mobile service. The FCC announced that it would not apply several regulations to these services, including its rules concerning the filing of tariffs for the provision of interstate services. Congress specifically authorized the FCC to delay applying such regulation in the Omnibus Budget Reconciliation Act of 1993. With respect to PCS, the FCC has stated its intent to continue monitoring competition in the PCS service marketplace. The FCC also concluded that Congress intended to preempt state and local regulation of all CMRS providers, including PCS, but established procedures for state and local governments to petition the FCC for authority to continue or initiate rate and entry regulation.

         BUILD OUT REQUIREMENTS. Each of our PCS licenses is subject to an FCC mandate that we construct PCS networks that provide adequate service to at least one-quarter of the population in the related PCS market within five years of the date when the license was granted, or make a showing of substantial service in a licensed area within five years of the license grant date. As our licenses were granted to us on September 17, 1996, we must satisfy this build out requirement by September 17, 2001, unless we can obtain a waiver or extension from the FCC. We are unable to predict whether this required coverage will be achieved in accordance with FCC requirements, and the prospect of our being able to obtain a waiver or extension is highly uncertain. Any failure to comply could cause the revocation of our PCS licenses or the imposition of fines and/or other sanctions by the FCC.

         CMRS SPECTRUM OWNERSHIP LIMIT. Under the FCC's current rules specifying spectrum aggregation limits affecting broadband PCS and cellular licensees, no entity may hold attributable interests, generally 20% or more of the equity of, or an officer or director position with, the licensee, in licenses for more than 45 MHz of PCS, cellular and certain specialized mobile radio services where there is significant overlap, except in rural areas. In rural areas, up to 55 MHz of spectrum may be held. Passive investors may hold up to a 40% interest. Significant overlap will occur when at least 10% of the population of the PCS licenses service area is within the cellular and/or specialized mobile radio service areas(s). Our ability to raise capital from entities with attributable broadband CMRS interests in certain geographic areas is likely to be limited by this restriction.

         OTHER FCC REQUIREMENTS. The FCC has adopted rules that prohibit broadband PCS, cellular and certain SMR licensees from unreasonably restricting the resale of their services. The FCC has determined that the reselling of licenses will increase competition at a fast pace. This prohibition will expire on November 4, 2002. Additionally, the FCC requires such carriers to provide manual roaming service to subscribers of other carriers, through which traveling subscribers of other carriers may make calls after establishing a method of payment with the host carrier.

         The FCC has revised its rule to permit CMRS operators, including PCS licensees, to use their assigned spectrum to provide fixed local loop and other services on a co-primary basis with mobile services. The FCC is continuing its rulemaking proceeding, to determine the extent to which such fixed services fall within the scope of CMRS regulation.

         The FCC has adopted requirements for CMRS providers to implement various enhanced 911 capabilities between April 1998 and October 2001. FCC rules also require CMRS providers to meet several number portability requirements, including enabling calls from their networks to be delivered to ported wireline numbers. CMRS providers must offer long-term service provider number portability in the 100 largest major trading areas, including the ability to support nationwide roaming, by November 24, 2002.

         In addition, the Communications Assistance for Law Enforcement Act of 1994 ("CALEA") requires all telecommunications carriers, including wireless carriers, as of June 30, 2000, to ensure that their equipment is capable of permitting the government, pursuant to a court order or other lawful authorization, to intercept any wire and electronic communications carried by the carrier to or from its subscribers, and to access certain cell-identifying information that is reasonably available to carriers. Compliance with the requirements of CALEA could impose significant additional direct and/or indirect costs on us and other wireless carriers.

         The FCC has adopted new guidelines and methods for evaluating the effects of radio frequency emissions from transmitters including PCS mobile telephones and base stations. The guidelines, which are generally more stringent than previous requirements, were effective immediately for hand-held devices and otherwise became effective January 1, 1997.

         OTHER FEDERAL REGULATIONS. Wireless networks are subject to certain Federal Aviation Administration and FCC guidelines regarding the location, lighting, and construction of transmitter towers and antennas. In addition, the FCC has authority to enforce certain provisions of the National Environmental Policy Act as they would apply to our facilities. If we develop our licenses, we intend to use common carrier point-to-point microwave and traditional landline facilities to connect base station sites and to link them to their respective main switching offices. Although the FCC has proposed to auction certain such licenses, these microwave facilities have historically been separately licensed by the FCC on a first-come, first-served basis, and are subject to specific service rules.

         Wireless  providers  also must  satisfy a variety  of FCC  requirements relating  to  technical  and  reporting  matters.  One such  requirement  is the
coordination  of  proposed   frequency  usage  with  adjacent   wireless  users,
permittees, and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base station transmitting facilities, and the type of signals they emit, must fall within specified parameters.

         STATE AND LOCAL REGULATION. State regulations currently cover such matters as the terms and conditions of interconnection between local exchange carriers and wireless carriers under FCC oversight, customer billing information and practices, billing disputes, other consumer protection matters, certain facilities construction issues, transfers of control, and the bundling of services and equipment and requirements relating to making capacity available to third party carriers on a wholesale basis. In these areas, particularly the terms and conditions of interconnection between local exchange carriers and wireless providers, the FCC and state regulatory authorities share regulatory responsibilities with respect to interstate and intrastate issues.

         The FCC and a number of state regulatory authorities have initiated proceedings, or indicated their intention to examine access charge obligations, mutual compensation arrangements for interconnections between local exchange carriers and wireless providers, the implementation of "number portability" rules to permit telephone customers to retain their telephone numbers when they change telephone service providers, and alterations in the structure of universal service funding, among other matters.

         Proceedings with respect to the foregoing policy issues before the FCC and state regulatory authorities could have a significant impact on the competitive market structure among wireless providers and the relationships between wireless providers and other carriers.

GENERAL PCS REGULATIONS

         In June 1994, the FCC allocated spectrum for broadband PCS services from 1850 to 1900 MHz bands. Of the 140 MHz available for PCS services, the FCC created six separate blocks of spectrum identified as the A, B, C, D, E and F-Blocks. The A, B and C-Blocks were each allocated 30 MHz of spectrum, the D, E and F-Blocks were allocated 10 MHz each. For each block, the FCC adopted a 10-year PCS license term with an opportunity to renew after its expiration. Twenty MHz of spectrum within the PCS band was reserved for unlicensed use.

         The FCC adopted a "rebuttable presumption" that all PCS licensees are common carriers, subject to Title II of the Communications Act. Accordingly, each PCS licensee deemed to be a common carrier must provide services upon reasonable request, and the rates, terms and conditions of such service must not be unreasonably discriminatory.

         STRUCTURE OF PCS BLOCK ALLOCATIONS. The FCC defines the geographic contours of the licenses within each PCS block based on the major trading areas and basic trading areas developed by Rand McNally & Co. The FCC awarded A and B-Block licenses in 51 major trading areas. The C, D, E and F-Block spectrum were allocated on the basis of 493 smaller basic trading areas. In addition, there are spectrum aggregation caps on PCS licensees limiting them to 45 MHz (55 MHz in rural areas) of broadband CMRS spectrum in any given market.

         All but three of the 102 total A-Block licenses and all B-Block licenses were auctioned in 1995. The three remaining A-Block licenses were awarded separately pursuant to the FCC's "Pioneer's Preference" program. The C and F-Block spectrums are reserved for Entrepreneurs. See "C-Block License Requirements." The FCC completed its auction for C-Block licensees in May, 1996 and reallocated 18 C-Block licenses on which initial auction winners defaulted in a re-auction that ended in July 1996. The FCC completed its auction for the D, E, and F-Block licenses in January 1997. Another reauction of PCS licenses is scheduled for December 2000.

         In December 1996, the FCC adopted rules permitting broadband PCS carriers to partition any service areas within their license areas and/or disaggregate any amount of spectrum within their spectrum blocks to entities that meet the eligibility requirements for the spectrum blocks. The purpose of the FCC's rule change was to permit existing PCS licensees and new PCS entrants to have greater flexibility to determine how much spectrum and geographic area they need or desire. Thus, A, B, D, and E-Block licensees may sell or lease partitioned or disaggregated portions of their licenses at any time to entities that meet the minimum eligibility requirements of the Communications Act. C-Block licensees, such as us, may only sell or lease partitioned or disaggregated portions of our licenses to other qualified entrepreneurs during the first five years of our license terms, or pursuant to recent changes in FCC rules, to a non-Entrepreneur if the license's five year construction deadline has been met. Thereafter, if we sell, partition or disaggregate to non-Entrepreneurs, we may need to repay to the FCC a proportional share of any bidding credits that we received.

TELECOMMUNICATIONS ACT OF 1996

         On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Act") was enacted, which effectively overhauled the Communications Act, to increase competition. In particular, the 1996 Act substantially amended Title II of the Communications Act, which governs telecommunications common carriers. Most importantly, the 1996 Act eliminates all state and local barriers to competition and preempts all inconsistent state and local laws. The 1996 Act also requires incumbent wireline local exchange carriers to open their networks to competition through interconnection and access to unbundled network elements, and it prohibits state and local barriers to the provision of interstate and intrastate telecommunications services. The only areas where the states retain jurisdiction under the 1996 Act is in adopting laws necessary to preserve universal service, to protect public safety and welfare, to ensure the continued quality of telecommunications services, and to safeguard the rights of consumers. Implementation of the provisions of the 1996 Act will be the task of the FCC, state public utility commissions and a joint federal-state board.

         Some specific provisions of the 1996 Act that affect wireless providers are summarized below:

         EXPANDED INTERCONNECTION OBLIGATIONS: The 1996 Act established a general duty of all telecommunications carriers, including C-Block PCS licensees, to interconnect with other carriers, directly or indirectly. The 1996 Act also contains a detailed list of requirements regarding the interconnection obligations of local exchange carriers. These "interconnect" obligations include resale, number portability, dialing parity, access to rights-of-way and reciprocal compensation.

         Local exchange carriers that were providing landline local exchange telephone service at the time the 1996 Act was adopted have additional obligations including to:

         o        negotiate in good faith;
         o interconnect on terms that are reasonable and non-discriminatory at any technically feasible point at cost-based rates, plus a reasonable profit;
         o provide non-discriminatory access to facilities and network elements on an unbundled basis;
         o offer for resale at wholesale rates any service that local exchange carriers provide on a retail basis; and
         o provide actual co-location of equipment necessary for interconnection or access.

         The 1996 Act establishes a framework for state commissions to mediate and arbitrate negotiations between incumbent local exchange carriers, and carriers requesting interconnection services or network elements. The 1996 Act establishes deadlines, policy guidelines for state commission decision making, and federal preemption if a state commission fails to act.

         REVIEW OF UNIVERSAL SERVICE REQUIREMENTS. The 1996 Act contemplates that interstate telecommunications providers, including CMRS providers, will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service. Telecommunications providers are to base their contributions on end user interstate revenues, and for certain programs, intrastate end-user revenues.

         PROHIBITION AGAINST SUBSIDIZED TELEMESSAGING SERVICES. The 1996 Act prohibits incumbent local exchange carriers from subsidizing their own telemessaging services (i.e., voice mail, voice storage/retrieval, live operator services and related ancillary services) and from discriminating in favor of its own telemessaging operations.

         CONDITIONS ON RBOC PROVISION OF IN-REGION INTERLATA SERVICES. The 1996 Act generally requires that before engaging in landline long distance services in the states in which they provide landline local exchange service referred to as in-region interLATA services, the Regional Bell Operating Companies ("RBOCs") must:

         o provide access and interconnection to one or more unaffiliated competing facilities-based providers of telephone exchange service, or after 10 months following the enactment of the 1996 Act, no such provider shall have requested such access more than three months before the RBOCs have applied for authority, and

         o demonstrate to the FCC their satisfaction of the 1996 Act's "competitive checklist."

         The specific interconnection requirements contained in the competitive checklist, which the RBOCs must offer on a non-discriminatory basis, include interconnection and unbundled access; access to poles, ducts, conduits and rights-of-way owned or controlled by the RBOCs; unbundled local loops, unbundled transport and unbundled switching; access to emergency 911 services, directory assistance, operator call completion and white pages; access to telephone numbers, databases and signaling for call routing and completion; number portability; local dialing parity; reciprocal compensation; and resale.

         The 1996 Act eliminates the previous prohibition on RBOC provision of out-of-region, interLATA services and all interLATA services associated with the provision of CMRS service, including in-region CMRS service.

         RBOC COMMERCIAL MOBILE JOINT MARKETING. The RBOCs are permitted to market jointly and sell wireless services in conjunction with telephone exchange service, exchange access, and interLATA telecommunications and information services.

         CMRS FACILITIES SITING. The 1996 Act limits the rights of states and localities to regulate placement of CMRS facilities so as to "prohibit" or effectively prohibit the provision of wireless services, or to "discriminate" among providers of such services. The 1996 Act also eliminates environmental effects from radio frequency emissions, provided the wireless system complies with FCC rules, as a basis for states and localities to regulate the placement, construction, or operation of wireless facilities. The FCC's implementation of these provisions, and the scope thereof, have neither been adopted by the agency nor reviewed by the courts.

         EQUAL ACCESS. The 1996 Act provides that wireless providers are not required to provide equal access to common carriers for toll services. The FCC is authorized to require unblocked access subject to certain conditions.

         DEREGULATION. The FCC is required to forebear from applying any statutory or regulatory provision that is not necessary to keep telecommunications rates and terms reasonable to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides not to apply. In addition, the FCC must review its telecommunications regulations every two years and change any that are no longer necessary.

FCC INTERCONNECTION PROCEEDINGS

         In August 1996, the FCC adopted rules to implement the interconnection provisions of the 1996 Act. In this interconnection order, the FCC determined that CMRS-to-CMRS interconnection may be accomplished indirectly through the interconnection to each CMRS provider of an incumbent local exchange carriers' network. The FCC determined that local exchange carriers are required to enter into reciprocal compensation arrangements with all CMRS providers for the transport and termination of local exchange carriers-originated traffic.
Additionally, the FCC established default "proxy" rates for reciprocal compensation, interconnection, and unbundled network elements to be used unless or until a state develops rates for these items based on the Total Element Long Run Incremental Cost ("TELRIC"). The Proxy rates for CMRS-to local exchange carriers interconnection would result in significant savings when compared with rates that CMRS providers, principally cellular carriers, have been paying to local exchange carriers.

         In July 1997, the U.S. Court of Appeals for the Eighth Circuit, acting on consolidated petitions for review of the FCC's interconnection order, vacated the rate-related portions of the order. The court found that the FCC had no jurisdiction to establish pricing regulations regarding intrastate telephone service. On January 25, 1999, the Supreme Court reversed the Eighth Circuit's ruling, and held, among other things, that the FCC has general jurisdiction to implement the local competition provisions of the 1996 Act. Although the Supreme Court affirmed the FCC's authority to develop pricing guidelines, it did not evaluate the FCC's TELRIC methodology. It is not possible at this time to determine the final outcome of the judicial or FCC remand proceedings, or the effect that such proceedings will have on us or on CMRS providers generally.

RELOCATION OF INCUMBENT FIXED MICROWAVE LICENSEES

         In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees in the spectrum allocated for PCS use, the FCC has adopted a transaction plan to relocate fixed microwave operators that currently are operating in the PCS spectrum, and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefitting PCS licensees will help defray the costs of relocation. PCS licensees will only be required to relocate fixed microwave incumbents if they cannot share the same spectrum, and they will be responsible for their costs to relocate to alternate spectrum locations.

         Relocation generally involves a PCS operator compensating an incumbent for costs associated with system modifications and new equipment required to move to an alternate, readily available spectrum. This transition plan allows most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire, or emergency medical service operations, the voluntary negotiation period is three years. The FCC currently is considering whether to shorten the voluntary negotiation period by one year. Parties unable to reach an agreement within these time periods may refer the matter to the FCC for resolution, but the existing microwave user is permitted to continue its operations until final FCC resolution of the matter.

         The FCC's cost-sharing plan allows PCS licensees that relocate fixed microwave links outside of their license areas to receive reimbursements from later-entrant PCS licensees that benefit from the clearing of their spectrum. A non-profit clearinghouse will be established to administer the FCC's cost-sharing plan.

C-BLOCK LICENSE REQUIREMENTS

         When the FCC allocated spectrum to PCS, it designated the C-Block as an
"Entrepreneurs'   Block."  FCC  rules  require  C-Block  Entrepreneurs  to  meet qualifications such as:

         o various structural requirements concerning equity in investments, including the Entrepreneurs' Requirements, Small Business Requirements and Control Group Requirements, all of which apply specifically to Entrepreneurs, and the Foreign Ownership Limitations, which apply to most communications entities governed by the FCC;
         o transfer restrictions limiting, among other things, the sale of C-Block licenses; and
         o other ongoing requirements that mandate network build out schedules and limit cross-ownership of cellular and other wireless investments.

In order to ensure continued compliance with the FCC rules, the FCC has announced its intention to conduct random audits during the initial 10-year PCS license terms. There can be no assurance that we are or will continue to satisfy any of the FCC's qualifications or requirements, and the failure to do so would have a material adverse effect.

STRUCTURAL REQUIREMENTS

         ENTREPRENEURS' REQUIREMENTS. In order to hold an Entrepreneur's C-Block license, an entity must meet the Entrepreneurs' Revenues Limit by having less than $125 million in gross revenues and meet the Entrepreneurs' Asset Limit by having less than $500 million in total assets, excluding the value of C-Block licenses. To qualify for the C-Block auction, an entity had to have met the Entrepreneurs' Revenues Limit for each of the two years prior to the auction and the Entrepreneurs' Asset Limit at the time it filed its Short Form. For at least five years after winning a C-Block license, a licensee must continue to meet the Entrepreneurs' Requirements, which are modified for such five-year periods to exclude certain assets and revenues from being counted toward the Entrepreneurs' Asset Limit and the Entrepreneurs' Revenues Limit. Additional amounts are excluded if the licensee maintains an organizational structure that satisfies the Control Group Requirements described below. In calculating a licensee's gross revenues for purposes of the Entrepreneurs' Requirements, the FCC includes the gross revenues of the licensee's affiliates, those persons or entities that hold an interest in the licensee, and the affiliates of such persons or entities.

         By claiming status as an Entrepreneur, we qualified to enter the C-Block auction. If the FCC were to determine that we did not satisfy the Entrepreneurs' Requirements at the time we participated in the C-Block auction, or that we fail to meet the ongoing Entrepreneurs' Requirements, the FCC could revoke our PCS license, fine us, or take other enforcement actions including imposing unjust enrichment penalties. Although we believe we have met the Entrepreneurs' Requirements, there can be no assurance that we are or will continue to meet such requirements or that if we fail to continue to meet such requirement, the FCC will not take action against us such as revoking our PCS licenses.

         SMALL BUSINESS REQUIREMENTS. An entity that meets the Entrepreneurs' Requirements may also qualify for a 25% bidding credit if it meets the Small Business Requirements. To meet the Small Business Requirements, a licensee must have had annual average gross revenues of not more than $40 million for the three calendar years preceding the date it filed its Short Form. In calculating a licensee's gross revenues for purposes of the Small Business Requirements, the FCC includes the gross revenues of the licensee's affiliates, those persons or entities that hold an interest in the licensee, and the affiliates of such person or entities.

         By claiming status as a Small Business, we qualified for the bidding credit. If the FCC were to determine that we do not qualify as a Small Business, we would, at a minimum, be forced to repay the portion of the bidding credit to which we were not entitled. Further, the FCC could revoke our PCS licenses, fine us, or take other enforcement actions including imposing unjust enrichment penalties. Although we have structured ourselves to meet the Small Business Requirements, there can be no assurance that we are or will remain in compliance with those requirements, or that if we fail to continue to meet such requirements, the FCC will not take action against us such as revoking our PCS licenses.

         CONTROL GROUP REQUIREMENTS. If a C-Block licensee meets the Control Group Requirements, the FCC excludes certain assets and revenues from its total revenue and assets, making it easier for the licensee to meet the Entrepreneurs' Requirements and the Small Business Requirements. The Control Group Requirements mandate that the Control Group, among other things, have both actual and legal control of the licensee. Until August 2000, the FCC required licensees to qualify under the Control Group Requirements pursuant to the Qualifying Investor Option if its Control Group is comprised of the following:

         o Qualifying investors that own at least 15% of the equity interest on a fully diluted basis and 50.1% of the voting power in the C-Block licensee, and
         o Additional Control Group Members that hold at least 10% of the equity interest in the C-Block licensee. Additional Control Group Members must be either the same Qualifying Investors in the Control Group, members of the licensee's management or non-controlling institutional investors, including venture capital firms.

To take advantage of the FCC's Qualifying Investor Option, a C-Block licensee must have met the Qualifying Investor Option requirements at the time it filed its Short Form and must continue to meet the Qualifying Investor Option requirements for three years following the License Grant Date. Commencing the fourth year of the license term, the FCC rules eliminate the requirement that the Additional Control Group Members hold any of the licensee's equity interest and allow the licensee to reduce the minimum required equity interest held by the Control Group's Qualifying Investors from 15% to 10%.

         In August 2000, the FCC amended its Control Group requirements to eliminate specific equity requirements, provided the entity's controlling interest holders exercise both legal and actual control of the licensee; however, the amount or the percentage of equity investment may still be used as an indicium of control.

         In order to meet the Control Group Requirements, our Certificate of Incorporation provides that our Class B common stock, as a class, must constitute 50.1% of our voting power. See "Description of Capital Stock." There can be no assurance that we are or will remain in compliance with the Control Group Requirements or, if we fail to continue to meet such requirements, that the FCC will not take action against us, which could include revocation of our PCS licenses.

         ASSET AND REVENUE CALCULATION. In determining whether an entity qualifies as an Entrepreneur and/or as a Small Business, the FCC counts the gross revenues and total assets of the entity's "affiliates" toward the entity's total gross revenues and total assets. Such affiliation can arise from common investments, familial or spousal relationships, contractual relationships, voting trusts, joint venture agreements, stock ownership, stock options, convertible debentures, and agreements to merge. Affiliates of noncontrolling investors with ownership interests that do not exceed the applicable FCC "passive" investor ownership thresholds are not attributed to C-Block licensees for purposes of determining whether such licensees financially qualify for the applicable C-Block auction preferences. The Entrepreneurs' Requirements and the Small Business Requirements provide that, to qualify as a passive investor, an entity may not own more than 25% of our total equity on a fully diluted basis, unless the Control Group owns at least 50.1% of our total equity on a fully diluted basis. There can be no assurance that we will not exceed these passive investor limits or otherwise violate the Entrepreneur Requirements and/or the Small Business Requirements.

         In addition, if an entity makes bona fide loans to a C-Block licensee, the assets and revenues of the creditor would not be attributed to the licensee unless the creditor is deemed an affiliate of the licensee, or the loan is treated by the FCC as an equity investment and such treatment would cause the creditor/investor to exceed the applicable ownership interest threshold for purposes of both the financial affiliation and foreign ownership rules. Although the FCC permits a creditor/investor to use standard terms to protect its investments in C-Block licensees such as covenants, rights of first refusal, and super-majority voting rights on specified issues, the FCC has stated that it will be guided, but not bound, by criteria used by the Internal Revenue Service to determine whether a debt investment is bona fide debt. The FCC's application of its financial affiliation rules is largely untested, and there can be no assurance that the FCC or the courts will not treat certain of our lenders or investors as financial affiliates.

         FOREIGN OWNERSHIP LIMITATIONS. The Communications Act requires that non-U.S. citizens, their representatives, foreign governments, or corporations otherwise subject to domination and control by non-U.S. citizens may not own of record or vote more than 20% of the capital contribution to a common carrier radio station directly, or more than 25% of the capital contribution to the parent corporation of a common carrier radio station licensee if the FCC determines such holdings are not within the public interest. Because the FCC classifies PCS as common carrier offering, PCS licensees are subject to the foreign ownership limits. Congress recently eliminated restrictions on non-U.S. citizens serving as members on the board of directors and officers of a common carrier radio licensee or its parent. The FCC also has adopted rules that, subject to a public interest finding by the FCC, could allow additional indirect foreign ownership of CMRS companies to the extent that the relevant foreign states extend reciprocal treatment to U.S. investors. We believe that we are in compliance with FCC foreign ownership rules. However, if our foreign ownership were to exceed 25% in the future, the FCC could revoke our PCS licenses or impose other penalties. Further, our certificate of incorporation enables us to redeem shares from holders of common stock whose acquisition of such shares result in a violation of such limitation. The restrictions on foreign ownership could adversely affect our ability to attract additional equity financing from entities that are, or are owned by, non-U.S. entities. The recent World Trade Organization agreement on basic telecommunications services could eliminate or loosen foreign ownership limitation but could also increase our competition. Under this agreement, the United States and other members of the World Trade Organization committed themselves to opening their telecommunications markets to foreign competition, effective as early as January 1, 1998.

TRANSFER RESTRICTIONS

         LICENSE   TRANSFER   RESTRICTIONS.   Until  the  five  year  build  out
requirements have been met, assignment and transfer of a C-Block license is prohibited to any entity that fails to satisfy the Entrepreneurs' Requirements. If such a transfer occurs to an entity that is not an Entrepreneur, but does not qualify for the same level of bidding credits as the assigning or transferring licensee, such a sale would be subject to unjust enrichment penalties. After five years, all such transfers and assignments of the license remain subject to unjust enrichment penalties, if applicable.

         UNJUST ENRICHMENT. Any transfer during the full ten year license term may require reimbursements to the government of the bidding credits. In addition, if we wish to make any changes in ownership structure during the initial license term involving the actual and legal control of Sunshine PCS Corporation, we must seek FCC approval and may be subject to the same costs and reimbursement conditions indicated above.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

         The following sets forth the name, business address, present principal occupation, employment and material occupations, positions, offices or employments for the past five years and ages as of October 1, 2000 for our executive officers and directors. Members of the board are elected and serve for one year terms or until their successors are duly elected and shall have qualified.

Name                    Age                           Position
----                    ---                           --------
Karen E. Johnson        41          Class B Director and President(1)
David S. Ahl            53          Class B Director(1)
Robert E. Dolan         48          Class A Director(1) and Assistant Secretary

----------------------
(1) The Class B Directors together have three votes and the Class A Directors together have two votes. See "Description of Capital Stock - common stock - Voting Rights."

         KAREN E. JOHNSON. Ms. Johnson is an investment professional and analyst. From 1997 to July 2000, Ms. Johnson served as President of Fortunet Communications, L.P., our predecessor. Also, since 1996, Ms. Johnson has been a Fundamental Equity Analyst for M.J. Meehan & Co. From 1986-1995 Ms. Johnson was a Research Analyst and later a Vice President for Smith Barney, Inc.

         DAVID S. AHL. Mr. Ahl is a marketer of start-up entities. Mr. Ahl first gained experience in this field as a promotional director for Young and Rubicam, Inc. from 1984-1992. Mr. Ahl co-founded and helped manage Advance Retail Marketing, a company that markets coupons for supermarkets, from 1992-1994. Mr. Ahl then served as a general manager of Direct Media, the world's largest mailing list brokerage and management company, from 1994-1998. After leaving Direct Media in 1998, Mr. Ahl served as an independent marketing consultant for GE Capital, AdKnowledge and CatalogCity.com. In 1999, Mr. Ahl became the head of Client Services for Message Media, an email publishing company.

         ROBERT  E.  DOLAN,   Chief  Financial   Officer  of  Lynch  Interactive
(September 1999 to present), Chief Financial Officer of Lynch Corporation (1993 to January 2000).

COMPENSATION OF DIRECTORS

         We do not compensate our directors at the present time, although we may do so in the future. We indemnify directors pursuant to the Delaware law and may reimburse them for certain out-of-pocket costs in connection with serving as directors.

EXECUTIVE COMPENSATION

         We  have  no   employees   and  have  paid  no  employee  or  executive
compensation, although we may do so in the future.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our certificate of incorporation provides our directors and officers shall be indemnified to the fullest extent permitted by the Delaware Law.

         The Delaware Law provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability:

         o for any breach of the director's duty of loyalty to the corporation or its stockholders,

         o        for  acts or  omissions  not in  good  faith  or that  involve intentional misconduct or a knowing violation of law,
         o        in respect  of certain  unlawful  dividend  payments  or stock redemptions or repurchases and
         o for any transaction which the director derives an improper personal benefit.

Our certificate of incorporation provides for the elimination and limitation of the personal liability of our directors for monetary damages to the fullest extent permitted by the Delaware Law. In addition, our certificate of incorporation provides that if the Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The effect of this provision is to eliminate our rights and our stockholders' rights, through stockholders' derivative suits, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, except in the situations described above. This provision does not limit or eliminate our rights or our stockholders' rights to seek non-monetary relief such as an injunction or recission in the event of a breach of a director's duty of care. Our certificate of incorporation also provides that we shall, to the full extent permitted by the Delaware Law, as amended from time to time, indemnify and advance expenses to each of our currently acting and former directors, officers, employees and agents.

         We have no directors and officers liability insurance at this time.

         At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted.

                              CERTAIN TRANSACTIONS

         Fortunet Communications, L.P., a limited partnership, was formed in 1997. In 1997, Fortunet Communications succeeded to all of the assets and all of the liabilities of the five partnerships that had won 31 PCS licenses in the FCC's C-Block auction. After the succession, the 50.1% General Partner of Fortunet Communications was Fortunet Wireless Communications Corporation, of which 60% of the stock was owned by Victoria G. Kane. Lynch PCS Corporation, an indirect subsidiary of Lynch Interactive, was a 49.9% limited partner of Fortunet Communications. The original partners invested $600,000 in the equity of the partnerships and Lynch Interactive invested a combined $597,604 as equity in the partnerships. Lynch Interactive also loaned the five partnerships a combined $24.9 million, primarily for down payments and to service installment interest payments on PCS licenses won in the C-Block auction. Fortunet Communications received back $3.9 million from the FCC in 1999 in connection with the surrender of 28 of its licenses, which was used to pay down a portion of the Lynch Interactive loan, reducing the principal to approximately $21 million, excluding interest and commitment fees. On May 4, 2000, Ms. Kane purchased the remaining 40% of Fortunet Wireless Communications for $600,000, and gave the selling stockholders the right to repurchase the stock so acquired through May 4, 2008 for 120% of her purchase price. One of these selling stockholders was our President, Karen E. Johnson. Under this arrangement, Ms. Johnson has the right to repurchase up to 4.167% of our outstanding Class B common stock from Ms. Kane, through May 4, 2008, for 120% of the value Ms. Kane previously paid for Ms. Johnson's stock on May 4, 2000.

         We were incorporated on July 13, 2000, and prior to the effective date of the spin off, we will succeed to the rights and obligations of Fortunet Communications. At that time, Fortunet Wireless Communications will receive 2,833,076 shares of our Class B common stock and Lynch Interactive will receive 2,821,766 shares of our Class A common stock, which it will transfer to its stockholders in the spin off.

         As a part of the reorganization creating the Company, Lynch Interactive will contribute the $63.9 million in indebtedness of Fortunet Communications as a capital contribution. The remaining indebtedness of Fortunet Communications to Lynch Interactive will be converted upon the transfer of the interests in Fortunet Communications to us into $16.1 million principal amount of our transferable subordinated notes. In addition, Lynch Interactive will make an additional cash payment of $250,000 in exchange for our preferred stock with a liquidation preference of $10.0 million, and warrants to purchase 4,300,000 shares of our Class A common stock at $.75 per share. The obligation of Lynch Interactive to make additional loans to us will then terminate.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of our common stock giving effect to the spin off by each person who is known by us to own beneficially more than five percent of our common stock, each of our directors, each executive officer, and all current executive officers and directors as a group.



                                     Class A                           Class B                               Total
                                  Beneficially                       Beneficially                        Beneficially
                         ----------------------------     --------------------------------     ------------------------------

                           Shares          Percent            Shares          Percent              Shares         Percent
                           ------          -------            ------          -------              ------         -------
Fortunet Wireless             -               -              2,833,076         100%               2,833,076        50.1%
Communications
Corporation(2)

Victoria G. Kane(2)           -               -              2,833,076         100%               2,833,076        50.1%

T. Gibbs Kane(1) (2)          -               -              2,833,076         100%               2,833,076        50.1%

Mario J. Gabelli(1)(3)     649,514          23.0%                -               -                 649,514         11.5%

Robert E. Dolan(4)           470             -(5)                -               -                   470           -(5)

Karen E. Johnson              -               -                -(6)            -(6)                   -            -(6)

All Directors and
Executive Officers
as a Group (4 in
total)                       470             -(5)                -               -                   470           -(5)


(1) Excludes warrants to purchase 4,300,000 shares of Class A common stock at $.75 per share owned by Lynch Interactive. If all warrants were exercised, Lynch Interactive would own approximately 60.4% of the Class A common stock and 43.2% of the total common stock. The shares owned by Lynch Interactive would also be deemed to be beneficially owned by Mario J. Gabelli if his current relationship with Lynch Interactive were to remain as it is today. This would increase his percentage ownership of the Class A common stock to 69.5% and of total common stock to 49.7%.

(2) Victoria G. Kane is the sole stockholder of Fortunet Wireless Communication, and therefore shares owned by Fortunet Wireless Communication are set forth in the table as beneficially owned by Victoria G. Kane. T. Gibbs Kane is the husband of Victoria G. Kane, and therefore shares owned by Fortunet Wireless Corporation are also set forth as owned by T. Gibbs Kane. T. Gibbs Kane disclaims ownership of the shares. The address of Fortunet Wireless Communications, Victoria G. Kane and T. Gibbs Kane is 350 Stuyvesant Avenue, Rye, New York 10580. See "Certain Transactions" for the right of certain persons to acquire 40% of the shares of Fortunet Wireless Communications owned by Ms. Kane.

(3) Represents 500,914 shares owned directly by Mr. Gabelli (including 6,924 shares held for the benefit of Mr. Gabelli in the Lynch Corporation 401(k) Savings Plan), 8,600 shares owned by a charitable foundation of which Mr. Gabelli is a trustee and 140,000 shares owned by a limited partnership in which Mr. Gabelli is the general partner and has a 6% interest. Mr. Gabelli disclaims the ownership of the shares owned by the foundation, and by the partnership except for his 6% interest therein. The address of Mr. Gabelli is 555 Theodore Fremd Avenue, Corporate Center at Rye, Rye, New York 10580.

(4) Includes 70 shares registered in the name of Mr. Dolan's children with respect to which Mr. Dolan has voting and investment power.

(5)      Less than 1%

(6) Under certain circumstances, Karen E. Johnson has the right to purchase up to 4.167% of our outstanding Class B common stock from Victoria G. Kane through May 4, 2008. See "Certain Transactions."


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         We are authorized to issue 29,000,000 shares of common stock, $.0001 par value, and 30,000 shares of preferred stock, $1.00 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, and by the provisions of applicable Delaware Law.

COMMON STOCK

         We have two classes of common stock authorized: Class A common stock and Class B common stock. Our authorized capital stock consists of 20,000,000 shares of Class A common stock and 9,000,000 shares of Class B common stock. There are 2,821,766 shares of Class A common stock outstanding and held by Lynch Interactive. Concurrently with the spin off, all 2,821,766 shares will be transferred to stockholders of Lynch Interactive. There are 2,833,076 shares of Class B common stock outstanding and held by Fortunet Wireless. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

VOTING RIGHTS

         Collectively, the shares of Class A common stock represent not more than 49.9% of our voting interest, with each share of Class A common stock issued and outstanding having one vote per share, subject to downward adjustment if necessary to comply with the 49.9% maximum class vote, on all matters except the election of directors or as otherwise provided by law. The holders of the Class A common stock, as a class, will be entitled to elect as many members of our Board of Directors as are set forth in our bylaws at the time (the "Class A Directors"), who collectively have two votes.

         Collectively, the shares of Class B common stock represent at least 50.1% of our voting interest, with each share of Class B common stock issued and outstanding having 5 votes per share, subject to upward adjustment if necessary, to comply with the 50.1% minimum class vote, on all matters except the election of directors or as otherwise provided by law. With respect to the election of directors, the Class B common stock, voting together as a class, may elect up to three members of our Board of Directors (the "Class B Directors"). The Class B Directors shall collectively have three votes on each matter submitted to a vote of the Board of Directors.

REDEMPTION BY US

         If a holder of Class A common stock acquires additional shares of Class A common stock, or otherwise is deemed to be the owner of such shares that would cause us to violate the Entrepreneurs' Requirements or the Foreign Ownership Restrictions (collectively, "FCC Violations"), we, at our option, may redeem that number of such shares necessary to eliminate the FCC violation at a redemption price equal to 75% of the fair market value of such shares where such holder caused the FCC violation or 100% of the fair market value where the FCC violation was caused by no fault of the holder.

TRANSFER RESTRICTION

         The Class B common stock cannot be transferred, sold or otherwise disposed of to any third party, directly or indirectly, except

         o to family members, or by will or by operation of the laws of descent and devise, in which case the transferees will continue to be bound by these restrictions,
         o such number of shares which does not exceed 10% of the Class B common stock outstanding as of the spin off, or
         o pursuant to a transaction or series of transactions on terms and conditions which are substantially identical in the opinion of our counsel to the terms and conditions made available to all holders of the Class A common stock, including form, type and amount of consideration per share, the availability of such consideration, and the timing of payment.

To the extent they deem necessary, our counsel may rely on the opinion of a nationally recognized investment banking firm in evaluating the terms of any securities or other consideration being offered.

PREFERRED STOCK

         We have 30,000 shares of preferred stock, par value $1.00 per share, of which 10,000 shares will be issued and outstanding. The preferred stock

         o is entitled to dividends in kind at an annual rate of seven shares of additional preferred stock for each one hundred shares of preferred stock outstanding for the first five years and thereafter dividends in cash at the annual rate of 7%,
         o        has no voting rights except as provided by law, and
         o is entitled to be redeemed at $1,000 per share, plus accrued and unpaid dividends, on a change in control of the Class A or Class B common stock, or upon the sale of one or more PCS licenses for cash or a non-cash sale which is subsequently converted into or redeemed for cash in an amount proportional to that number of persons covered by the sale of such licenses for cash, or that portion of a non-cash sale subsequently converted into or redeemed for cash, compared to the total persons covered by our three initial PCS licenses, in each case based on the 1998 or most recent estimates by the United States Bureau of Census.

Therefore, the number of shares redeemed shall be computed by dividing the number of persons covered by the sale by the total number of persons covered by the three initial PCS licenses owned by us.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS, DELAWARE LAW AND CONTROL GROUP REQUIREMENTS

CERTIFICATE OF INCORPORATION AND BYLAWS

         Several provisions of the our certificate of incorporation and bylaws could deter or delay unsolicited changes in our control.

DELAWARE TAKEOVER STATUTE

         We are subject to Section 203 of the Delaware Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

         o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder; or

         o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the numbers of shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
         o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

         Section 203 defines business combination to include:

         o any merger or consolidation involving the corporation and the interested stockholder;
         o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
         o subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
         o any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
         o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CONTROL GROUP REQUIREMENTS

         In order to meet the Control Group Requirements, our certificate of incorporation provides that our Class B common stock, as a class, must constitute 50.1% of our voting power. The structure that we have adopted to facilitate compliance with the Control Group Requirements will likely deter and delay unsolicited changes in our control. See "Risk Factors--We are subject to various C-Block license requirementss" and "-Ms. Kane controls us and such control could limit potential acquisitions".

TRANSFER AGENT AND REGISTRAR

         The  Transfer  Agent  and  Registrar  for the  Class A common  stock is
[                               ].

WARRANTS

         There are outstanding warrants to purchase 4,300,000 shares of Class A common stock at $.75 per share, subject to adjustment. These warrants can be exercised through a cash purchase, or by surrendering preferred stock and/or subordinated notes. When exercising warrants through the surrender of subordinated notes, credit will only be given for the principal of the note, and not for any accrued interest. When surrendering preferred stock to exercise warrants, credit will be given for the stock's liquidation value, which is $1,000 per share. The purchase price and the securities to be received upon exercise is subject to adjustment in certain cases, including stock dividends, stock splits, stock combinations, reclassifications, recapitalizations, the issuance of certain rights or warrants for common stock, certain distributions, and capital reorganizations, mergers and consolidations and similar events. The warrants expire on _________, 200__.

         In addition, if at any time after the grant of the warrants, the Company issues common stock at a purchase price per share which is lower than the purchase price of the warrants or grants or issues of the securities convertible or exercisable into common stock which have an exercise or conversion price which is lower than the purchase price of the warrants, the purchase price of the warrants will be adjusted so that it will equal the purchase price of the common stock which has been issued or the conversion or exercise price of the securities convertible or exercisable into common stock.


                         FEDERAL INCOME TAX CONSEQUENCES

         The distribution by Lynch Interactive to stockholders of the Class A common stock of Sunshine PCS Corporation will be characterized as a dividend, taxable as ordinary income to the extent of Lynch Interactive's current or accumulated earnings and profits. Although the value of the stock distributed as a dividend in the spin off will be taxable to the recipient, the taxable amount is expected to be insignificant. To the extent that all or part of a distribution to a holder exceeds such holder's allocable share of Lynch Interactive's current or accumulated earnings and profits, such amount will first be treated as a return of capital that will reduce the holder's adjusted tax basis in his shares of Lynch Interactive common stock, and then to the extent that the distribution exceeds such basis, such excess will be taxed as a capital gain, and a long-term capital gain if the holder's holding period for such common stock has been more than one year. Any tax liability to us as a result of the spin off is also expected to be insignificant.

         A corporate holder will generally be entitled to a 70% dividends-received deduction with respect to distributions that are treated as dividends on shares of Lynch Interactive common stock that the corporate holder has held for at least 46 days during the 90-day period that begins 45 days before the stock becomes ex-dividend. A taxpayer's holding period for this purpose is reduced by periods during which the taxpayer's risk of loss, with respect to the shares, is considered diminished by reason of the existence of certain options, contracts to sell, or other similar transactions. Also, the dividends-received deduction may be reduced or eliminated if a corporation has indebtedness "directly attributable to its investment" in portfolio stock.

         A corporate holder is required to reduce its basis, but not below zero, in stock by the non-taxed portion, generally the portion eligible for the dividends-received deduction described above, of an "extraordinary-dividend" as defined in Section 1059 of the Internal Revenue Code, if the holder has not held such stock subject to a risk of loss for more than two years before Lynch Interactive declared, announced, or agreed to, the amount or payment of such dividend, whichever is earliest. If any part of the non-taxed portion of an extraordinary dividend has not been applied to reduce the basis as a result of the limitation on reducing basis below zero, such part will be treated as gain from the sale or exchange of stock.

         In addition, for purposes of computing its alternative minimum tax liability, a corporate holder may, in general, be required to include in its alternative minimum taxable income a portion of any dividends-received deduction allowed in computing regular taxable income.

         The foregoing does not purport to be a complete analysis of all the potential tax effects of the distribution of our Class A common stock, and is limited to United States federal income tax matters. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, and Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial or administrative action. In addition, the tax consequences to a particular holder, including life insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign corporations and nonresident alien individuals, may be affected by matters not discussed herein.

         BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED HEREIN DEPEND UPON EACH HOLDER'S PARTICULAR TAX STATUS, AND DEPEND FURTHER UPON FEDERAL TAX LAWS, REGULATIONS, RULINGS AND DECISIONS, WHICH ARE SUBJECT TO CHANGE THAT MAY BE RETROACTIVE IN EFFECT, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF ANY STATE, LOCAL FOREIGN AND OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY RECENT, PENDING OR PROPOSED CHANGES IN THE APPLICABLE LAWS.

                              PLAN OF DISTRIBUTION

         The distribution is self underwritten; neither we nor Lynch Interactive has employed an underwriter for the distribution of shares of our Class A common stock in the spin off. We will bear all expenses associated with these transactions.

                                     EXPERTS

         The financial statements of Fortunet Communications, L.P., a development stage enterprise and predecessor to Sunshine PCS Corporation, at December 31, 1999 and September 30, 2000, for the years ended December 31, 1998 and 1999, the nine month period ended September 30, 2000 and for the period from July 27, 1995 (inception) to September 30, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

         The legality of the shares of Class A common stock distributed in the spin off will be passed upon by the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York.

                             ADDITIONAL INFORMATION

         We have filed with the SEC a Registration Statement on Form SB-2, together with all amendments and exhibits thereto, under the Securities Act covering the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained herein or incorporated herein by reference concerning the provisions of documents are summaries of such documents, and each statement is qualified in its entirety by reference to the applicable document if filed with the SEC or attached as an appendix hereto. For further information, reference is hereby made to the Registrant Statement and the exhibits file therewith. The Registration Statement and any amendments thereto, including exhibits, are available for inspection and copying as set forth above.

         Any person who has received a copy of this Prospectus may receive a complimentary copy of all the documents referred to above which have been incorporated by reference (other than exhibits to such documents) by making a written or oral request to us at either the address or telephone number listed on page 1.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24           Indemnification of Directors and Officers
-------           -----------------------------------------

         As permitted by the Delaware General Corporation Law ("DGCL"), our certificate of incorporation limits the personal liability of our directors and officers for breaches of their fiduciary duties. Liability is not eliminated for

         o        any breach of the duty of loyalty to us or our stockholders,
         o        acts  or  omissions   not  in  good  faith  or  which  involve
                  intentional misconduct or a knowing violation of law,
         o        unlawful   payment  of   dividends   or  stock   purchases  or
                  redemptions pursuant to Section 174 of the DGCL, or
         o        any  transaction  from which the director  derived an improper personal benefit.

         Our bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or an agent of ours or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding, to the fullest extent and in the manner set forth in and permitted by Delaware law, as from time to time in effect, and any other applicable law, as from time to time in effect. Such right of indemnification is not be deemed exclusive of any other rights to which such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of each such person.

ITEM 25           Other Expenses of Issuance and Distribution.
-------           -------------------------------------------

         The following table sets forth the various expenses (other than underwriting discounts and commissions) which will be paid by Sunshine PCS Corporation in connection with the issuance and distribution of the securities being registered. With the exception of the SEC registration fee, all amounts shown are estimates.



SEC Registration Fee.............................................      $   .08
Blue Sky Fees and Expenses.......................................            *
Printing and Engraving...........................................            *
Accounting Fees and Expenses.....................................            *
Legal Fees and Expenses..........................................            *
Miscellaneous expenses...........................................            *
                                                                        --------
Total............................................................      $     *

* To be filed by amendment

ITEM 26           Exhibits and Financial Statement Schedules
-------           ------------------------------------------

         a.       Exhibits:


Exhibit Number                               Description
------------------    ----------------------------------------------------------
           **3.1      Articles of Incorporation

           **3.2      By-laws

             **4.1    Form of Subordinated Notes

             **5.1    Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP

            **10.1    Form of Warrant

             *23.1    Consent of Ernst & Young LLP

              23.2 Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP (contained in Exhibit 5.1)


--------------
*  Filed herewith

**To be filed by Amendment.

ITEM 28           Undertakings.
-------           ------------

         The undersigned Registrant hereby undertakes:

         o to file, during any period in which if offers or sells securities, a post-effective amendment to this registration statement:

                   o       To  include  any   prospectus   required  by  Section
                           10(a)(3) of the Securities Act of 1933;

                   o To reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

                   o       To  include  any   additional  or  changed   material
                           information on the plan of distribution.

         o That, for the purpose of determining any liability under the Securities Act, treat each post- effective amendment as a new registration statement for the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         o File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         o The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities that the underwriters will purchase and the terms of any later reoffering. If the underwriters make any public offering of the securities on terms different from those on the cover page of the prospectus, a post-effective amendment will be filed to state the terms of such offering.

         o For purposes of determining any liability under the Securities Act of 1933, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time it was declared effective.

         o For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York on the day of November, 2000.

                                                       SUNSHINE PCS CORPORATION


                                                       By: /s/ Karen E. Johnson
                                                          ----------------------
                                                               Karen E. Johnson
                                                               President


                                   SIGNATORIES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


               Signature                     Title                                  Date
               ---------                     -----                                  ----

/s/ Karen E. Johnson
---------------------------      President (Chief Executive,            November 22, 2000
Karen E. Johnson                 Principal Financial and Chief
                                 Accounting Officer) and Director


/s/ Davis S. Ahl                 Director                               November 22, 2000
---------------------------
David S. Ahl

/s/ Robert E. Dolan
---------------------------      Director                               November 22, 2000
Robert E. Dolan


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PROSPECTUS SUMMARY.............................................................6

THE COMPANY....................................................................6

RISK FACTORS...................................................................8

        Our licenses have FCC build out requirements that
        will have to be met in less than one year..............................8
        We are a development stage company with historical
        and expected future operating losses...................................8
        The report of our independent auditors contains an
        explanatory paragraph as to our ability to continue
        as a going concern.....................................................8
        We will need to incur more debt in the future to
        meet our build out requirements........................................8
        We have not decided how to utilize our PCS licenses,
        and there are risks if we choose to sell, enter into
        a joint venture, or build out our licenses.............................8
        Our potential competitors have substantially greater
        access to capital and other resources and
        significantly more experience in providing wireless services...........9
        The limited capacity of our licenses may
        put us at a disadvantage..............................................10
        Our licenses only offer limited territorial
        coverage and scope of services........................................10
        C-Block licenses generally, and our licenses, have a troubled history, and the value of our licenses has been
        written down and could be written down even more......................10
        We are subject to substantial government regulation...................10
        We are subject to various CBlock license requirements.................11
        There are potential health and safety risks involved
        with wireless handsets................................................11
        If we are required to relocate microwave licensees,
        the time and cost of such relocations may have a
        material adverse effect on our business...............................11
        Ms. Kane controls us and such control could limit
        potential acquisitions................................................12
        Our common stock is junior to our subordinated notes
        and preferred stock...................................................12
        Lynch Interactive holds warrants to purchase
        4,300,000 shares of our Class A common stock at $.75 per share........12
        There will be a very limited trading market or
        possibly no trading market at all in our common stock.................12
        Our common stock likely will be subject to
        "Penny Stock" regulations.............................................12
        The FCC's ownership limitations may affect our ownership..............13

USE OF PROCEEDS...............................................................13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND PLAN OF OPERATION.................................................13

THE WIRELESS COMMUNICATIONS INDUSTRY..........................................15

LEGISLATION AND GOVERNMENT REGULATION.........................................19

MANAGEMENT....................................................................26

CERTAIN TRANSACTIONS..........................................................28

PRINCIPAL STOCKHOLDERS........................................................29

DESCRIPTION OF CAPITAL STOCK..................................................30

FEDERAL INCOME TAX CONSEQUENCES...............................................33

PLAN OF DISTRIBUTION..........................................................34

EXPERTS.......................................................................34

LEGAL MATTERS.................................................................34

ADDITIONAL INFORMATION........................................................34

FINANCIAL STATEMENTS.........................................................F-1

                              FINANCIAL STATEMENTS
                          FORTUNET COMMUNICATIONS, L.P.
                       (A DEVELOPMENT STAGE ENTERPRISE AND
                    PREDECESSOR TO SUNSHINE PCS CORPORATION)


                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors                                         F-2
Balance Sheets                                                         F-3
Statements of Operations                                               F-4
Statement of Changes in Partners' Equity/(Deficit)                     F-5
Statements of Cash Flows                                               F-6
Notes to Financial Statements                                          F-7

Partners
Fortunet Communications, L.P.

We have audited the accompanying balance sheets of Fortunet Communications, L.P. (the "Partnership") a development stage enterprise and predecessor to Sunshine PCS Corporation, as of December 31, 1999 and September 30, 2000, and the related statements of operations, changes in partners' equity/(deficit), and cash flows for the years ended December 31, 1998 and 1999, the nine month period ended September 30, 2000 and for the period from July 27, 1995 (inception) to September 30, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortunet Communications, L.P. at December 31, 1999 and September 30, 2000, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1999, the nine month period ended September 30, 2000 and the period from July 27, 1995 (inception) to September 30, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming Fortunet Communications, L.P. will continue as a going concern. As more fully described in Note 1, the Partnership has incurred losses since inception, has not yet adopted a business plan, determined how to finance its operations and may forfeit its licenses or be subject to the imposition of fines and sanctions if it does not meet certain build-out requirements. These conditions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                               /s/ Ernst & Young LLP


Stamford, Connecticut
November 17, 2000

                          FORTUNET COMMUNICATIONS, L.P.
                       (A DEVELOPMENT STAGE ENTERPRISE AND
                    PREDECESSOR TO SUNSHINE PCS CORPORATION)

                                 BALANCE SHEETS

                                                                                                           Pro Forma
                                                                                                          (Unaudited)
                                                                 December 31,   September 30,          September 30, 2000
                                                                      1999         2000                    (Note 5)
                                                                      ----         ----                    --------

ASSETS

Cash                                                             $      -          $     -              $   150,000

PCS Licenses                                                      2,686,012         2,686,012             2,686,012
                                                                -----------       -----------           -----------

Total Assets                                                    $ 2,686,012       $ 2,686,012           $ 2,836,012
                                                                ===========       ===========           ===========

LIABILITIES AND PARTNERS'/STOCKHOLDERS'
EQUITY/(DEFICIT)

Long-term debt:

  Loan from Limited Partner                                     $69,760,140       $79,985,340           $     -

  Subordinated Notes                                                                                     16,131,117
Preferred Stock, $1.00 par value
  Authorized shares - 30,000                                                                                250,000

Partners'/stockholders' equity/(deficit)

Common Stock, $0.0001 par value
  Class A: Authorized shares - 20,000,000


  Class B: Authorized shares - 9,000,000



Additional paid-in capital                                                                               64,552,826

Deficit accumulated during the development stage                                                        (78,097,931)

General partner's deficit accumulated
  during the development stage                                 (12,618,925)      (12,721,177)                    -

Limited partner's deficit accumulated
  during the development stage                                 (54,455,203)      (64,578,151)                    -
                                                                -----------       -----------           -----------

Total partners'/stockholders' deficit
  accumulated during the development                           (67,074,128)      (77,299,328)          (13,545,105)
   stage                                                        -----------       -----------           -----------


Total liabilities and
  partners'/stockholders' equity/(deficit)                      $ 2,686,012       $ 2,686,012          $ 2,836,012
                                                                ===========       ===========          ===========
SEE ACCOMPANYING NOTES.


                          FORTUNET COMMUNICATIONS, L.P.
                       (A DEVELOPMENT STAGE ENTERPRISE AND
                    PREDECESSOR TO SUNSHINE PCS CORPORATION)

                            STATEMENTS OF OPERATIONS


                                                                                                       JULY 27, 1995
                                              YEAR ENDED DECEMBER 31,            NINE MONTHS            (INCEPTION)
                                                                             ENDED SEPTEMBER 30,      TO SEPTEMBER 30,
                                               1998            1999                  2000                   2000
                                               ----            ----               --------                  ----

Interest expense (including
  commitment fees)                        $(18,679,726)    $(13,001,850)         $(10,225,200)        $(72,124,832)

Forgiveness of interest expense             19,159,890            -                     -               19,159,890

Impairment of PCS Licenses                       -          (18,454,112)                -              (25,032,989)
                                          ------------     -------------         -------------        -------------

Net profit (loss)                            $ 480,164     $(31,455,962)         $(10,225,200)        $(77,997,931)
                                          ============     =============         =============        =============

Net profit (loss) allocated to
general partner                             $6,472,834      $(9,375,529)          $  (102,252)        $(13,071,177)
                                          ============     =============         =============        =============


Net loss allocated to limited             $(5,992,670)     $(22,080,433)         $(10,122,948)        $(64,926,754)
partner                                   ============     =============         =============        =============

Pro-forma earnings                               $.08            $(5.56)               $(1.81)
(loss) per share                          ============     =============         =============


SEE ACCOMPANYING NOTES.

                          FORTUNET COMMUNICATIONS, L.P.
                       (A DEVELOPMENT STAGE ENTERPRISE AND
                    PREDECESSOR TO SUNSHINE PCS CORPORATION)

               STATEMENT OF CHANGES IN PARTNERS' EQUITY/(DEFICIT)

    For the period from July 27, 1995 (inception) through September 30, 2000

                                         General partner's       Limited partner's     Total partner's
                                         equity/(deficit)        equity/(deficit)     equity/(deficit)
                                         ----------------        ----------------     ----------------

Capital contributions                       $    350,000         $    348,603         $    698,603
  Net loss                                        (4,605)            (455,894)            (460,499)
                                            ------------         ------------         ------------
Balance at December 31, 1995                     345,395             (107,291)             238,104
  Net loss                                      (850,414)          (6,474,655)          (7,325,069)
                                            ------------         ------------         ------------
Balance at December 31, 1996                    (505,019)          (6,581,946)          (7,086,965)
  Net loss                                    (9,211,211)         (19,800,154)         (29,011,365)
                                            ------------         ------------         ------------
Balance at December 31, 1997                  (9,716,230)         (26,382,100)         (36,098,330)
  Net profit (loss)                            6,472,834           (5,992,670)             480,164
                                            ------------         ------------         ------------
Balance at December 31, 1998                  (3,243,396)         (32,374,770)         (35,618,166)
  Net Loss                                    (9,375,529)         (22,080,433)         (31,455,962)
                                            ------------         ------------         ------------
Balance at December 31, 1999                 (12,618,925)         (54,455,203)         (67,074,128)
  Net loss                                      (102,252)         (10,122,948)         (10,225,200)
                                            ------------         ------------         ------------
Balance at September 30, 2000               ($12,721,177)        ($64,578,151)        ($77,299,328)
                                            ============         ============         ============


SEE ACCOMPANYING NOTES.

                          FORTUNET COMMUNICATIONS, L.P.
                       (A DEVELOPMENT STAGE ENTERPRISE AND
                    PREDECESSOR TO SUNSHINE PCS CORPORATION)

                            STATEMENTS OF CASH FLOWS

                                                                                    NINE          JULY 27, 1995
                                                        YEAR ENDED              MONTHS ENDED       (INCEPTION)
                                                       DECEMBER 31,             SEPTEMBER 30,     TO SEPTEMBER 30,
                                                     1998         1999              2000               2000
                                                     ----         ----         --------------    ----------------


OPERATING ACTIVITIES

Net profit (loss)                                $480,164     $(31,455,962)    $(10,225,200)    $(77,997,931)

Net change in accrued interest and
  Commitment Fees                               3,437,852       13,001,850       10,225,200       55,300,142

Impairment of PCS licenses                                      18,454,112                        25,032,989
                                             ------------     ------------     ------------     ------------

Net cash provided by operating activities       3,918,016             --               --          2,335,200

INVESTING ACTIVITIES

Deposits with the FCC                                --               --               --         (4,200,000)

Purchase of PCS licenses                         (164,798)            --               --         (4,698,398)

Other                                             (61,300)            (813)            --           (215,710)
                                             ------------     ------------     ------------     ------------

Net cash used in investing activities            (226,098)            (813)            --         (9,114,108)




FINANCING ACTIVITIES


Net proceeds from (repayments of) Limited      (3,691,918)             813             --          6,080,305
Partner loans

Capital contributions                                --               --               --            698,603
                                             ------------     ------------     ------------     ------------



Net cash (used in) provided by financing       (3,691,918)             813             --          6,778,908
activities                                   ------------     ------------     ------------     ------------

Net change in cash                                   --               --               --               --

Cash at beginning of period                          --               --               --               --
                                             ------------     ------------     ------------     ------------

Cash at end of period                        $       --       $       --       $       --       $       --
                                             ============     ============     ============     ============

SEE ACCOMPANYING NOTES.

                          FORTUNET COMMUNICATIONS, L.P.
                       (A DEVELOPMENT STAGE ENTERPRISE AND
                    PREDECESSOR TO SUNSHINE PCS CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

                    December 31, 1999 and Septembers 30, 2000



1.       ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Fortunet Communications, L.P. ("Fortunet") was formed on April 18, 1997 to hold personal communications services ("PCS") licenses that had been acquired in the Federal Communications Commission's ("FCC") C-Block auction. At that date, Fortunet succeeded to the assets and assumed the liabilities (the "Transfers") of five partnerships ("Partnerships") that were the high bidders for licenses in the auction. The Partnerships that transferred their assets and liabilities to Fortunet, were Aer Force Communications, L.P. ("Aer Force"), Fortunet Communications, L.P., High Country Communications, L.P., New England Wireless Communications, L.P. and Southeast Wireless Communications L.P., all of which were formed on July 27, 1995. The Partnership's received a proportional interest in Fortunet based upon the relative market values of the assets and liabilities transferred.

Sunshine PCS Corporation ("Sunshine") was incorporated on July 13, 2000, with capital of $1.00, and will succeed to the rights and obligations of Fortunet. (See Note 5)

PCS is a second-generation digital wireless service utilizing voice, video or data devices that allow people to communicate at anytime and virtually anywhere. The FCC auctioned off PCS licenses, a total of 120 MHZ of spectrum, falling within six separate frequency blocks labeled A through F. Frequency Blocks C and F were designated by the FCC as "entrepreneurial blocks". Certain qualifying small businesses including the Partnerships were afforded bidding credits in the auctions as well as government financing of the licenses acquired. The Partnerships won 31 licenses in 1996 to provide personal communications services over 30 MHZ of spectrum to a population of approximately 7.0 million (1990 Census Data).

Fortunet Wireless Communications Corporation ("Fortunet Wireless"), an entity controlled by Victoria Kane, a private investor, is the General Partner of Fortunet with a 50.1% equity interest. Subsequent to the transfers, Victoria G. Kane, owned 60% of the stock of Fortunet Wireless. On May 4, 2000, Ms. Kane purchased the remaining 40% of Fortunet Wireless for $600,000, and gave the selling stockholders the right to repurchase the stock so acquired through May 4, 2008 for 120% of her purchase price. Lynch PCS Corporation A, a wholly-owned subsidiary of Lynch PCS Corporation, which in turn is a wholly-owned subsidiary of Lynch Interactive Corporation ("Lynch"), a publicly held company, is the Limited Partner of Fortunet with a 49.9% equity interest. Lynch PCS Corporation A has agreements to provide a total of $41.8 million of funding to Fortunet, of which a total of $21 million was funded through September 30, 2000.

BASIS OF PRESENTATION

The Tranfers were nonmonetary transactions and were accounted for under Accounting Principles Board Opinion 29, "Accounting for Nonmonetary Transactions". These Transfers, with the exception of the transfer from Aer
Force were accounted at fair value resulting in an increase in the carrying value of the PCS licenses of $9.9 million. The transfer of Aer Force was accounted for at historical cost as the general partner owner of Aer Force also controlled the General Partner of Fortunet after the transfer, and therefore, such entities were considered under common control. Accordingly, the accompanying financial statements include the results of Aer Force from inception, July 27, 1995, and the remaining four partnerships from the date of the transfer, April 18, 1997.

The financial statements are prepared in conformity with generally accepted accounting principles applicable to a development stage enterprise.

Fortunet's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classifications of liabilities that may result from the possible inability of Fortunet to continue as a going concern.

Fortunet has not yet adopted a business plan or determined how to finance its operations. Therefore, Fortunet has not yet determined whether to develop its PCS licenses on its own, enter into joint venture with its licenses, or sell some or all of its licenses.

Under FCC regulations, Fortunet is required to construct a PCS network that provides adequate service to at least one-quarter of the population in the areas covered by the licenses by September 17, 2001, or make a showing of substantial service in the areas covered by the licenses by that date. Failure to do so could result in the forfeiture of the licenses or the imposition of fines and sanctions. Unless Fortunet sells the licenses or enters into a joint venture, it must raise significant funds to meet this requirement. Fortunet has incurred losses since inception and, as noted, will need to obtain capital for the initial build-out of facilities. There can be no assurance that Fortunet can raise sufficient capital to finance the construction of its networks. Accordingly, as a result of the items discussed above, there is substantial doubt about Fortunet's ability to continue as a going concern.

ADMINISTRATIVE SERVICES

Fortunet has no employees. The Limited Partner provided Fortunet and its predecessors, at their request, with certain services in connection with the Partnerships' bidding for PCS licenses in the FCC auctions in 1996. Aside from that matter, neither the General Partner nor the Limited Partner provided Fortunet with a substantial amount of services. Neither partner charged Fortunet, for the services provided, as such amounts are not significant.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.


CAPITALIZED COSTS

Certain direct costs of acquiring the PCS licenses (such as legal, filing and other regulatory fees) have been capitalized and included in PCS licenses in the accompanying balance sheets, amounting to $0.1 million at December 31, 1999 and September 30, 2000. These costs will be amortized over the remaining life of the respective PCS licenses when, and if, Fortunet, commences operations.

The PCS licenses will be amortized over a period, consistent with the industry standard, not to exceed 40 years, which will begin when, and if, operations commence.

INCOME TAXES

The results of operations of the Partnerships and Fortunet are included in the taxable income or loss of the individual partners and, accordingly, no tax provision has been recorded. (See Note 5)

2.       PCS LICENSES

In the C-Block auction, which ended in May 1996, the combined Partnerships acquired 31 licenses at net cost, after bidding credits, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing of the cost of these licenses at an interest rate of 7% per annum with interest due quarterly for years one through six and principal amortization and interest due quarterly in years seven through ten.

Events during and subsequent to the auction, as well as other externally driven technological and market forces, made financing the development of these licenses through the capital markets much more difficult than originally anticipated. In 1997, Fortunet, as well, as many of the other license holders from this auction, petitioned the FCC for relief in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC, which was announced on September 26, 1997, afforded license holders a choice of four options, one of which was the resumption of current debt payments, which had been suspended earlier in 1997. The ramifications of choosing the other three courses of action would result in Fortunet ultimately forfeiting 30%, 50%, or 100% of the down payments on these licenses. Accordingly, during 1997, subsequent to the Transfers, Fortunet provided for a 30% reserve on the down payments (10% of net cost) as this represented Fortunet's estimate, at the time, of the impairment of this investment given the then available alternatives. On March 24, 1998, the FCC modified the four options and provided a July 8, 1998 deadline for a decision.

On June 8, 1998, Fortunet elected to apply its eligible credits relating to its original down payment to the purchase of three licenses for 15 MHZ of PCS spectrum in Tallahassee, Panama City and Ocala, Florida. Fortunet returned all the remaining licenses and forfeited 30% of its original down payment on these licenses in full satisfaction of the government debt and forgiveness of all accrued interest. Accordingly, Fortunet is currently the licensee of 15 MHZ of spectrum in the three Florida markets covering a population ("POP") of approximately 785,000 at a net cost at auction of $20.09 per POP, based on 1990 census data.

On April 15, 1999, the FCC completed a reauction of all the C-Block licenses that were returned to it subsequent to original auction, including the 15 MHZ licenses that Fortunet returned on June 8, 1998. In that reauction, the successful bidders paid a total of $2.7 million for the three licenses as compared to the $21.2 million carrying value of the licenses at that time. Accordingly, Fortunet recorded a write down of its investment, including capitalized costs, to reflect the amount bid for similar licenses in the reauction.

3.       PARTNERSHIP AGREEMENT

Each of Fortunet's predecessor Partnerships, including Aer Force, were formed in 1995 to bid for PCS licenses in the FCC's "C-Block" auction. The general partner of Aer Force contributed a total of $350,000 to Aer Force for a 50.1% equity interest in the partnership and the limited partner contributed $348,603 to Aer Force for a 49.9% equity interest.

Under the terms of all of the predecessor Partnership Agreements, including Aer Force, and subsequently Fortunet, all items of deduction with respect to interest expense and commitment fees incurred in connection with the loan from the Limited Partner are allocated 99% to the Limited Partner and 1% to the General Partner. All other deductions are allocated to the Limited and General Partner on the basis of 49.9% and 50.1%, respectively. All profits are allocated 99% to the Limited Partner and 1% to the General Partner until the aggregate amount of all profits allocated to the Limited Partner and General Partner equals the items of deduction with respect to interest expense and commitment fees, except for all profits that result from the exchange of the PCS licenses with the FCC, which will be allocated to the Limited Partner and General Partner on the basis of 49.9% and 50.1%, respectively. Subsequently, all profits and losses will be allocated to the Limited Partner and General Partner in proportion to their interests, 49.9% and 50.1%, respectively.

4.       LONG-TERM DEBT

In connection with the PCS "C-Block" auction, $4.2 million was deposited with the FCC of which $3.5 million was borrowed from the Limited Partner under a line of credit which is due and payable on December 1, 2006. On September 27, 1996 an additional $4.4 million was advanced to cover the remaining down payment on the licenses won. The interest rate on the outstanding borrowings under the line is fixed at 15% per annum; additionally, a commitment fee of 20% per annum is being charged on the total line of credit, which was $25.0 million prior to April 18, 1997 and $41.8 million thereafter. The amounts due to the Limited Partner, including accrued interest and commitment fees, at December 31, 1999 and September 30, 2000 are $69.8 million and $80 million, respectively. On March 31, 1997, $1.6 million was advanced to Aer Force to cover the first interest payment under the FCC debt. Also, on that date $2.3 million was advanced to the other four partnerships to cover their first interest payment bringing the total advanced to $3.9 million. As a part of the FCC restructuring plan, the $3.9 million was returned in September 1998 and the loan to the Limited Partner was repaid to that extent.

Under a recapitalization of the Partnership that is currently being considered, the Limited Partner would contribute $63.9 million of the outstanding debt as a capital contribution and the remaining $16.1 million will be converted to newly created Subordinated Notes (See Note 5).

5.       SUBSEQUENT EVENTS/PRO FORMA BASIS OF ACCOUNTING  (UNAUDITED)

On July 13, 2000, Sunshine (a "C" Corporation) was incorporated to succeed, by merger, to the rights and obligations of Fortunet (the "Spin Off"), which is expected to be accounted for at historical cost as Fortunet and Sunshine are entities under common control. The common stock outstanding of Sunshine will consist of 2,821,766 shares of Class A Common Stock which will be entitled to one vote per share and 2,833,076 shares of Class B Common Stock which will be entitled to five votes per share. In all economic terms, the Class A and Class B shares are equal. The General Partner will receive 100% of the Class B shares representing 50.1% of the outstanding common stock and the Limited Partner will receive 100% of Class A shares representing 49.9% of the common stock. As part of the reorganization, Lynch PCS Corporation A will contribute $63.9 million of the debt owed to it as a capital contribution to Sunshine. The remaining indebtedness of $16.1 million will be restructured into eight equal Subordinated Notes totaling $16.1 million, at 9% interest, due in three month increments beginning four years from the date of issuance, subject to acceleration in certain circumstances. In addition, Sunshine will sell to Lynch for a total of $250,000, 10,000 shares of Preferred Stock with a total liquidation value of $10 million and warrants to acquire 4.3 million shares of Class A Common Stock at $.75 per share. The Preferred Stock and warrants will be recorded at their respective estimated fair values at the time of sale to Lynch. The Limited Partner will then distribute its shares in Sunshine to Lynch, and then Lynch will distribute such shares to its shareholders.

Fortunet is expected to have cash of $150,000, net of $100,000 of estimated offering expenses, at the time of the spin off.

The terms of the Preferred Stock are as follows:

o dividends in kind at an annual rate of seven shares of additional preferred stock for each one hundred shares of preferred stock outstanding for the first five years and thereafter dividends in cash at the annual rate of 7%,

o     no voting rights except as provided by law, and

o redeemable at $1,000 per share, plus accrued and unpaid dividends, on a change in control of the Class A or Class B common stock, or upon the sale of one or more PCS licenses for cash or a non-cash sale which is subsequently converted into or redeemed for cash in an amount proportional to that number of persons convered by the sale of such licenses for cash, or that portion of a non-cash sale subsequently converted into or redeemed for cash, compared to the total persons covered by our three initial PCS licenses, in each case based on the 1998 or most recent estimates by the United States Bureau of Census.

As a result of the above merger, Sunshine will file a U.S. Federal income tax return. Accordingly at the date of the reorganization, the company will provide for deferred income taxes for temporary differences (primarily the reserve for impairment of PCS licenses) between the financial statement and tax bases of Sunshine's assets and liabilities. At September 30, 2000 such adjustment will create a deferred tax asset of approximately $4.5 million, which is fully reserved in the pro forma financial statements due to uncertainty regarding its realization.

Pro forma earnings (loss) per share has been calculated assuming that the 5,654,582 shares of common stock of Sunshine (2,821,766 Class A and 2,833,076 Class B) have been outstanding from the beginning of the periods presented.